U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                    TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.
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                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

          TENNESSEE                                                   45-0471419
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(STATE OF OTHER JURISDICTION OF                                    (IRS EMPLOYER
INCORPORATION OR ORGANIZATION)                               IDENTIFICATION NO.)

401 SOUTH ILLINOIS AVENUE, OAK RIDGE, TENNESSEE                            37830
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(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                              (ZIP CODE)

ISSUER'S TELEPHONE NUMBER   (865) 483-9444

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

  TITLE OF EACH                                 NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED                             EACH CLASS IS TO BE REGISTERED
-------------------                             ------------------------------
        N/A                                                 N/A

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                    COMMON STOCK (PAR VALUE $1.00 PER SHARE)
                                (TITLE OF CLASS)

                                TABLE OF CONTENTS


PART I.

ITEM 1.- DESCRIPTION OF BUSINESS...............................................1

ITEM 2. - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION............4

ITEM 3. - DESCRIPTION OF PROPERTY.............................................19

ITEM 4. - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT......20

ITEM 5. - DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.....21

ITEM 6. - EXECUTIVE COMPENSATION..............................................21

ITEM 7. - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS......................22

ITEM 8. - DESCRIPTION OF SECURITIES...........................................22

PART II.

ITEM 1. - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
OTHER SHAREHOLDER MATTERS.....................................................24

ITEM 2. - LEGAL PROCEEDINGS...................................................24

ITEM 3. - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.......................24

ITEM 4. - RECENT SALES OF UNREGISTERED SECURITIES.............................24

ITEM 5. - INDEMNIFICATION OF DIRECTORS AND OFFICERS...........................24

PART F/S......................................................................26

PART III.

ITEM 1. - INDEX OF EXHIBITS...................................................26

SIGNATURES....................................................................27

ITEM 1.       DESCRIPTION OF BUSINESS


General

         Tennessee Valley Financial Holdings, Inc. (the "Company"), is a business corporation incorporated on February 15, 2002, under the laws of the State of Tennessee for the purpose of acquiring TNBank, a Tennessee banking corporation (the "Bank") by means of a share exchange and becoming a registered bank holding company under the Federal Reserve Act. On April 30, 2002, the shareholders of the Bank approved a Plan of Share Exchange (the "Plan of Share Exchange") between the Company and the Bank whereby the common shares of the Bank were exchanged, on a one for one basis, for common shares of the Company. The exchange became effective on May 9, 2002.

         The Bank commenced the organizational process to become a Tennessee state chartered bank on July 6, 1994 and commenced operations as a state chartered bank on May 30, 1995. The Bank's deposit accounts are insured under the Federal Deposit Insurance Act ("FDIA"), up to the maximum applicable limits thereof. The Bank is not currently a member of the Federal Reserve System. The Bank has its main office and two branch locations, one in Oak Ridge and one located in Knoxville.

         The Bank's customer base consists primarily of small to medium sized businesses in industries such as retail, manufacturing, distribution, and residential real estate construction as well as professionals such as doctors, lawyers and accountants. The Bank also serves consumers with its various banking services and products.

         The Bank offers a wide variety of competitive retail and commercial banking services. The deposit services offered include various types of checking, savings, money market, certificate of deposit and individual retirement accounts. Lending services include consumer installment loans, various types of mortgage loans, personal lines of credit, home equity loans, credit cards, real estate construction and various types of customized commercial loans to small and medium sized businesses and professionals. The Bank also offers safe deposit box services for customers at its Oak Ridge locations, and drive thru and Automated Teller Machine (ATM) services at the Oak Ridge locations. The Bank's Knoxville office does not presently offer safe deposit, night deposit or drive-thru services, but ATM services are offered at this location. The Bank provides VISA and MasterCard credit cards and is a merchant depository for credit card drafts under both types of credit cards. The Bank also offers banking services for its customers on the internet at its world wide web address, www.tnbank.net. Customers enrolled in the Bank's internet banking product can check balances and activity for their deposit and loan accounts, transfer funds between accounts, pay bills electronically and other typical internet banking services. The Bank has trust powers but does not have a trust department presently.

         The Bank is subject to the regulatory authority of the Tennessee Department of Financial Institutions ("TDFI") and the Federal Deposit Insurance Corporation ("FDIC").

Market Area

         The Bank's primary service area encompassing Anderson and Knox counties, includes the cities of Oak Ridge and Clinton in Anderson County and Knoxville and Farragut in Knox County. Oak Ridge has long been known for its intellectual resources and strong educational system. The city has been long recognized as a research center, in a large part due to the Oak Ridge National Laboratory and the Department of Energy facilities that began during the Manhattan Project.

Employees

         At December 31, 2001 the Bank had 30 full-time employees and eight people employed on a part-time basis. The Bank's employees are not represented by any union or other collective bargaining agreement and the Bank believes its employee relations are satisfactory.

Competition

         The Bank competes with six commercial banks and four credit unions in its primary market area of Oak Ridge. In addition to these local competitors, banks from other market areas also serve as competition to the Bank. In addition to traditional providers (i.e. banks, credit unions, thrifts) other financial services companies serve as competition for the Bank: insurance companies, brokerages, finance companies, etc. Management anticipates that competition from providers of financial services over the World Wide Web will intensify in the future. One of the results of increasing competition is the lowering of the Bank's net interest margin, as consumers have more choices for deposits (thus increasing the cost) and loans (lowering the income). The Bank attempts to mitigate these factors by emphasizing its service and relationship style of banking services.

         It is contemplated that the Company may seek to enter businesses closely related to banking or to acquire existing businesses already engaged in such activities. Any acquisition by the Company will require prior approval of the Federal Reserve Board and, in some instances, other regulatory agencies. Currently there are no negotiations for the acquisition of any entities other than the Bank and there can be no assurance that any entity will be acquired by the Company in the future.

         The Company competes with those banks and other financial institutions that compete with the Bank. In addition, in attempting to acquire other permissible entities, and engaging in activities closely related to banking, the Company will be competing with other bank holding companies, many of which have far greater assets and financial resources than the Company and whose common stock may be more widely traded than that of the Company.

Supervision and Regulation

         As mentioned previously, the Bank is regulated primarily by the TDFI and FDIC. The Bank is also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investment securities that may be purchased. Various consumer laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, commercial banks are also affected significantly by the actions of the Federal Open Market Committee ("FOMC") of the Federal Reserve as a differentiating factor. The FOMC's actions on interest rates significantly impacts the net interest margin and interest rate risk management activities of the Bank.

         The Company is regulated by the Federal Reserve Board under the Bank Holding Company Act of 1956, which requires every bank holding company to obtain the prior approval of the Federal Reserve Board before:

         -        acquiring more than 5% of the voting shares of any bank, or
         - acquiring all or substantially all of the assets of a bank, and
         - before merging or consolidating with another bank holding company.

The Federal Reserve Board has maintained that a bank holding company must serve as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve Board policy, the Company may be required to provide financial support for a subsidiary bank, such as the Bank, at a time when, in the absence of such Federal Reserve Board policy, the Company may not deem it advisable to provide such assistance.

         A bank holding company is generally prohibited from acquiring control of any company which is not a bank and from engaging in any business other than the business of banking or managing and controlling banks. However, there are certain activities which have been identified by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto and thus permissible for bank holding companies.

         As a bank holding company, the Company will be required to file with the Federal Reserve Board an annual report of its operations at the end of each fiscal year and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may also make examinations of the Company and each of its subsidiaries.

         From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial services providers. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial service providers are frequently made in Congress, before the Tennessee legislature and the other various bank regulatory agencies. The likelihood of these changes occurring and the effect they may have on the Bank's and the Company's operations are difficult to predict.

Financial Modernization Legislation

         The Gramm-Leach-Bliley ("G-L-B") Act authorizes affiliations between banking, securities and insurance firms and authorizes bank holding companies and national banks to engage in a variety of new financial activities. Among the new activities that will be permitted to bank holding companies are securities and insurance brokerage, securities underwriting, insurance underwriting and merchant banking. The G-L-B Act imposes new requirements on financial institutions with respect to customer privacy. The G-L-B Act generally prohibits disclosure of customer information to non-affiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually.

         The G-L-B Act contains significant revisions to the FHLB System. In addition to other provisions, the G-L-B Act expands the permissible uses of FHLB advances by community financial institutions (under $500 million in assets) to include funding loans to small businesses, small farms and small agri-businesses. The G-L-B Act contains a variety of other provisions including a prohibition against ATM surcharges unless the customer has first been provided notice of the imposition and amount of the fee. The Bank does not anticipate a material impact on its operation from this legislation at this time.

General

         The Bank, as a Tennessee state chartered bank, is subject to primary supervision, periodic examination and regulation by the TDFI and the FDIC. If as a result of an examination of a bank, the FDIC should determine the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the Bank's operations are unsatisfactory or that the Bank or its management is violating or has violated any law or regulation, various remedies are available to the FDIC. Such remedies include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of the Bank, to assess civil money penalties, to remove officers and directors and ultimately to terminate a bank's deposit insurance. The Commissioner of the TDFI has many of the same remedial powers, including the power to take possession of a bank whose capital becomes impaired. As of December 31, 2001, the Bank is not the subject of any such action by the FDIC or the TDFI.

         The deposits of the Bank are insured by the FDIC in the manner and extent provided by law. For this protection, the Bank pays a semi-annual statutory assessment. Although the Bank is not currently a member of the Federal Reserve System, it is subject to certain regulations of the Federal Reserve Board.

         Various requirements and restrictions under the laws of the State of Tennessee and the United States affect the operations of the Bank. State and federal statutes and regulations relate to many aspects of the Bank's operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices and capital requirements. Further, the Bank is required to maintain certain levels of capital.

Payment of Dividends

         The payment of dividends by the Company depends to a great extent on the ability of the Bank to pay dividends to the Company. The Bank is subject to the provisions of the Tennessee Banking Act, which provides that dividends will be paid out of undivided profits. Capital surplus, however, must equal or exceed 50% of capital stock, and in the event capital surplus falls below 50% of capital stock, no dividends may be paid until net profits have been transferred to capital surplus so that it equals 50% of capital stock. Thereafter, 10% of net profits must be transferred to capital surplus prior to the payment of dividends until capital surplus equals capital stock. The Bank is also subject to the minimum capital requirements of the FDIC, which impact the Bank's ability to pay dividends to the Company. If the Bank fails to meet these standards, it may not be able to pay dividends to the Company or to accept additional deposits because of regulatory requirements.

         If, in the opinion of the applicable bank regulatory authority, a depository institution is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be such an unsafe and unsound practice. Moreover, the Federal Reserve Board and the FDIC have issued policy statements which provide that bank holding companies and insured depository institutions generally should only pay dividends out of current operating earnings.

         The payment of dividends by the Company may also be affected or limited by other factors, such as the requirement of the Bank to maintain adequate capital above regulatory guidelines.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

General

         The Company has only recently been formed and therefore, has no results of operations. The following discussion relates to the financial condition and results of operations of the Bank, the shares of which were acquired on May 9, 2002 by the Company pursuant to the Plan of Share Exchange.

         The Bank was incorporated on July 6, 1994 for the purpose of organizing a state-chartered commercial bank. The Bank commenced operations on May 30, 1995. The Bank achieved net income of $527,175 for 2001 compared to $389,253 for 2000, an increase of 35%. On a per share basis, the Bank earned $0.99 per common share in 2001 compared to $0.73 per common share in 2000. The increase in net income for 2001 can be primarily attributed to growth in earning assets, which resulted in higher net interest income (an increase of approximately $412,000 as compared to 2000) and growth in the Bank's non-interest income (an increase of $277,482 as compared to 2000). Offsetting these increases to net income was an increase of approximately $412,000 in non-interest expense. The increase in non-interest expense during 2001 was primarily attributable to the general growth in the assets of the Bank.

         The table below presents a summary of certain financial performance ratios for the previous two years.


                                     Schedule I
                            Return on Assets and Equity
                                                     2001        2000
                                                  ------------------------
Return on Average Assets                                0.63%       0.56%

Return on Average Equity                                7.94%       6.41%

Dividend Payout Ratio                                   0.00%       0.00%

Average Equity to Average Assets                        7.92%       8.70%



Earning Assets, Sources of Funds and Net Interest Income

         Schedule II presents an analysis of interest earning assets and interest bearing liabilities for the years ended December 31, 2001 and 2000.

         As seen in Schedule II, average (1) earning assets grew $11.3 million or 17% during 2001 as compared to 2000. Average interest earning assets include loans, investment securities and federal funds sold. The primary component of the growth in average interest earning assets was average loans, which grew $9.5 million or 18% as compared to 2000. Average investment securities (which includes average available for sale taxable and tax-exempt securities, held to maturity taxable securities and Federal Home Loan Bank Stock) grew $1.7 million as compared to 2000.

---------------------
(1) Average Balances were computed averaging daily balances for the time period specified.


                                                   Schedule II
                                    Average Balances, Interest and Rate/Yield
                                                    2001                                 2000
                                      ----------------------------------------------------------------------------
                                         Average  Interest   Average     Average    Interest  Average
                                         Balance            Yield/Rate   Balance              Yield/Rate
                                      ----------------------------------------------------------------------------
Assets
Federal funds sold                     $   2,353   $   101      4.29%    $ 2,362      $145           6.14%
Investment securities:
Available for sale:
Taxable                                   11,027       738      6.69%     10,416       675           6.48%
Tax exempt                                 2,554       147      5.75%        778        55           7.07%
Held to maturity:
Taxable                                      265        15      5.66%      1,000        58           5.80%
Tax exempt                                                                   -          -
FHLB Stock                                   323        20      6.19%        223        16           7.17%
Gross loans, including fees               61,569     5,183      8.42%     52,024     4,641           8.92%
                                      ----------------------------------------------------------------------------
Total interest earning assets          $  78,091   $ 6,204      7.94%    $66,803    $5,590           8.37%
                                                  =====================            ===============================
Cash and due from banks                    1,387                           1,028
All other assets                           5,205                           2,605
Less:
Reserve for loan losses                      728                             667
Unearned fees and interest                    67                              36
                                      -------------                   --------------
Total Assets                           $  83,888                         $69,733
                                      =============                   ==============

Liabilities and Shareholders' Equity
Interest bearing deposits:
Time deposits                          $  42,715   $ 2,454      5.75%    $39,179    $2,348           5.99%
Other deposits                            23,360       593      2.54%     17,918       646           3.61%
Federal funds purchased                        -         -                     -         -
FHLB Advances and repurchase
agreements                                 5,023       271      5.40%      2,148       131           6.10%
                                      ----------------------------------------------------------------------------
Total interest-bearing liabilities     $  71,098   $ 3,318      4.67%    $59,245    $3,125           5.27%
                                      ============================================================================
Non-interest bearing deposits              5,501                           4,177
                                                           ------------                       --------------------
Cost of Funds                                                   4.33%                                4.93%
                                                           ============                       ====================
All other liabilities                        646                             415
Shareholders' equity                       6,504                           6,047
Unrealized gain (loss) on available
for sale securities                          139                            (151)
                                      -------------                   --------------
Total Liabilities and Shareholders'
Equity                                $   83,888                       $  69,733
                                      =============                   ==============
                                                           ------------                       --------------------
Net interest spread                                             3.61%                                3.44%
                                                           ============                       ====================
                                                           ------------                       --------------------
Net interest margin                                             3.70%                                3.69%
                                                           ============                       ====================


         Average interest bearing liabilities grew $11.8 million, or 20% during 2001 as compared to 2000. Average interest bearing liabilities include deposits, advances from the Federal Home Loan Bank ("FHLB") and other borrowings. During 2001, average total deposits grew $9.0 million, or 16% as compared to 2000.

         The yield on average interest earning assets decreased by 43 basis points during 2001 to 7.94%. The increase in yields on earning assets can be attributed to declines in the general interest rate environment during 2001, brought on by numerous federal funds rate decreases by the Federal Reserve's Federal Open Market Committee. During 2001, The Federal Reserve lowered its target fed funds rate 11 times resulting in 475 points decline in this rate and in turn the Bank's Prime Rate dropped 475 basis points during 2001 as well. Other rate indices that effect the Bank's earning assets and rate bearing liabilities declined during 2001 as well.

         The yield on loans for 2001 was 8.42%, a decline of 50 basis points as compared to 2000. The decline in loan yields during 2001 can be primarily attributed to the decline in interest rate discussed previously. Roughly one third of the Bank's loan portfolio is priced at variable rates, therefore, as rates declined the yields on these loans declined. Additionally, new loans made during 2001 generally carried lower yields than those made in 2000, further lowering loan yields. Yields on investment securities increased 2 basis points to 6.49% during 2001 as compared to 2000. As interest rates declined during 2001, yields on securities purchased and adjustable rate securities held in the portfolio declined. However, as the Bank's investment portfolio became more weighted with higher yielding mortgage backed and municipal securities, overall investment yields remained constant comparing 2001 to 2000. Management expects yields on investments will decline during 2001. The yield on federal funds sold declined during 2001 185 basis points to 4.29% as compared to 2000 due to the aforementioned decline in general interest rates during 2001.

         The cost of funds declined during 2001 to 4.33%, or 60 basis points from 4.93% in 2000. The decline in the Bank's cost of funds can be primarily attributed to the decrease in general interest rates during 2001. Rates on all of the Bank's deposit products declined during 2001, with time deposit rates declining 24 basis points to 5.75% and other deposit rates declining 107 points during 2001 as compared to 2000. Other deposit rates declined faster than time deposits because they are typically variable rate products, which react quicker to changes in interest rates.

         Rates on FHLB advances and other borrowings declined 70 basis points to 5.40% during 2001 as compared to 2000. Management utilizes various types of borrowings, primarily from the FHLB to help fund its balance sheet growth and mitigate its interest rate risk. The decline in rates during 2001 can be attributed primarily to the Bank's utilizing more short term borrowing structures which carry lower interest rates. For more discussion on the types of borrowing structures the Bank employs, see the Liquidity and Capital Resources section.

         The Bank's net interest margin (2) remained constant during 2001, increasing 1 basis point to 3.70% during 2001 as compared to 2000. As mentioned previously, there was a significant decline in general interest rates during 2001. As rates initially declined, the Bank's earning assets re-priced faster than the rates on the Bank's interest bearing liabilities, resulting in a decline in the Bank's net interest margin during the first part of 2001. During the latter part of 2001, as the speed which the Federal Reserve lowered interest rates slowed and as the Bank was able to re-price more of its interest bearing liabilities into lower rates, the Bank's net interest margin improved. The result was little change in the Bank's net interest margin when comparing 2001 to 2000.





------------------
(2) Interest and related fee income on interest earning assets, reduced by total interest paid on interest bearing deposits and other borrowed funds equals net interest income. Net interest income divided by average earning assets equals net interest margin

                                               Schedule III
                                   Rate Volume Analysis (in thousands)
                                                       ---------------------------------------
                                                                   2001 vs. 2000
                                                       ---------------------------------------
                                                       Increase (decrease) due to change in:
                                                       ---------------------------------------
                                                          Average    Rate/Yield     Total
                                                          Balance
                                                       ---------------------------------------
Interest Income
Federal funds sold                                          (1)          (43)        (44)
Securities available for sale                              151             4         155
Securities held to maturity                                (42)           (1)        (43)
FHLB stock                                                   6            (2)          4

Loans, including fees                                      815           (273)       542
                                                       ---------------------------------------
Total interest income                                      929           (315)       614
                                                       ---------------------------------------
Interest Expense
Interest bearing deposits                                  439           (386)        53
FHLB advances and Repurchase Agreements                    157            (17)       140
                                                       ---------------------------------------
Total interest expense                                     596           (403)       193
                                                       ---------------------------------------
                                                       ---------------------------------------
Net change in net interest income                          333             88        421
                                                       =======================================


Non-Interest Income

         Non-interest income increased approximately $277,000 during 2001 due primarily to increases in fees on loans sold. The Bank offers traditional residential mortgage financing through the secondary market. Under this program, the Bank originates residential mortgage loans, which are in turn funded and serviced by secondary market lenders and the Bank receives a fee for its loan origination. Fees on loans sold increased approximately $202,000 as compared to 2000. The increase in fees on loans sold can be primarily attributed to lower interest rates during 2001. Service charges on deposit accounts increased approximately $32,000 during 2001 as compared to 2000 due to the growth in number of deposit accounts. Other income increased approximately $23,000 during 2001 as compared to 2000 due to increases in ATM fee income and rental income from space the Bank leases to a third party in its main office facility in Oak Ridge.

         During 2000 as compared to 1999, non-interest income increased approximately $20,000 primarily due to increases in service charges on deposit accounts which offset declines in fees on loans sold and other non interest income, as compared to 1999.

Non-Interest Expense


         Non-interest expense increased approximately $412,000 or 20% during 2001 as compared to 2000. The increase in non-interest expense during 2001 was primarily attributable to the general growth in the assets of the Bank, which resulted in increases in categories such as salaries and employee benefits (an increase of approximately $160,000 as compared to 2000) and other expenses (an increase of approximately $95,000 as compared to 2000). The increases in other expense during 2001 can be primarily attributed to increases in directors fees (an increase of approximately $33,000, attributable primarily to the addition of three directors during 2001) and loan expense, which increased approximately $31,000 due to increases in loan volume during 2001. Additionally, the Bank realized higher occupancy costs and furniture and equipment depreciation and maintenance associated with two new facilities opened in Oak Ridge during the first quarter of 2001. During 2001, the Bank relocated both of its Oak Ridge branches to new facilities, as well as consolidated occupancy costs increased approximately $56,000 during 2001 as compared to 2000 and furniture and equipment depreciation and maintenance increased approximately $29,000 during 2001 as compared to 2000. These increases were offset by an approximately
$59,000 decline in building lease expenses during 2001 compared to 2000. The decline in lease expenses is the result of the Bank's terminating leases on its two Oak Ridge branches during 2001 and relocating to owned facilities.

         Non-interest expense increased $167,227 or 9% during 2000 as compared to 1999. The primary components of this increase were in the following categories: salaries and employee benefits (increase of approximately $93,000 or 10%), occupancy costs (increase of approximately $30,000 or 14%), and other non-interest expense (increase of approximately $23,000 or 10%).

Income Taxes

         The Bank recognizes income taxes under the asset and liability method established in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Bank's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled. The Bank's deferred tax assets are reviewed quarterly and adjustments to such assets are recognized as deferred income tax expense or benefit based on management's judgment relating to the realizability of such assets.

         The Bank recognized income tax expense of approximately $269,767 during 2001 compared to $150,472 in 2000. During 1999, the Bank recognized $126,961 in income tax expense.


Loan Losses and Credit Risk

         The allowance for loan losses is established by charging expense at an amount which will maintain the allowance for loan losses at a level sufficient to provide for potential loan losses. Loan losses are charged directly to the allowance when incurred and recoveries are credited to the allowance when realized. The amount of provision is based on past loss experience, management's evaluation of the loan portfolio under current economic conditions, and such other factors as in management's best judgment deserve current recognition in estimating loan losses. The balance of the allowance for loans losses was $811,488 as of December 31, 2001 or 1.19% of gross loans outstanding. During 2001, the loan loss provision totaled $163,500 an increase of approximately $20,000 from the amount for 2000. As of December 31, 2001, management's review of the allowance for loan losses concluded that the balance was adequate to provide for potential losses based upon an evaluation of risk in the loan portfolio. Despite the Bank's credit standards, internal controls, and continuous loan review process, the inherent risk in the lending process results in periodic charge-off's. Through the provision for loan losses, the Bank maintains a reserve for loan losses that management believes is adequate to absorb losses within the loan portfolio. In addition, various regulatory agencies, as an integral part of their examination procedures, periodically review the Bank's reserve for loan losses, and based on their judgment may require the Bank to recognize additions to the reserve for loan losses. Management completes a formal analysis of the reserve for loan losses adequacy on a monthly basis. Schedules IV and V present a summary of the Bank's loan loss experience during 2001 and 2000.

                                             Schedule IV
                            Analysis of Loan Loss Reserve (in thousands)
                                                                The year ended December 31,
                                                        ---------------------------------------------
                                                                2001                  2000
                                                        ---------------------------------------------
Balance at Beginning of Period                           $             694      $             662
Charge-Off's:
Commercial, financial and agricultural                                  12                    105
Real Estate - construction                                               -                      -
Real estate - mortgage                                                  39                      8
Installment - consumer                                                   -                      -
Other                                                                    -                      -
                                                        ---------------------------------------------
Total charge-off's                                                      51                    113
                                                        ---------------------------------------------
Recoveries:
Commercial, financial and agricultural                                   -                      -
Real Estate - construction                                               -                      -
Real estate - mortgage                                                   -                      -
Installment - consumer                                                   5                      2
Other                                                                    -                      -
                                                        ---------------------------------------------
Total recoveries                                                         5                      2
                                                        ---------------------------------------------
Net charge-off's                                                        46                    111
Provision for loan losses                                              163                    143
                                                        ---------------------------------------------
Balance at the End of Period                             $             811      $             694
                                                        =============================================
                                                        ---------------------------------------------
Ratio of net charge-off's to average loans outstanding                0.07%                  0.21%
                                                        =============================================


                                               Schedule V
                             Allocation of Loan Loss Reserve (In thousands)
                                                           For the year ended December 31,
                                             ------------------------------------------------------------
                                                         2001                          2000
                                             ------------------------------------------------------------
                                              $ Allocation  % Allocation   $ Allocation   % Allocation
                                             ------------------------------------------------------------
Commercial, financial and agricultural                 332            41%           329             47%
Real Estate - construction                              38             5%            29              4%
Real estate - mortgage                                 234            29%           198             29%
Installment - consumer                                 207            26%           138             20%
Other                                                    -             0%             -              0%
                                             ---------------              ----------------
Total                                         $        811                 $        694
                                             ===============              ================

Summary of Loans and Non-Performing Assets

         Non-performing assets consist of (a) loans not accruing any longer due to doubts about future collectibility, (b) loans more than 90 days past due for the last principal or interest payment, and (c) other real estate owned by the Bank, taken originally as loan collateral. Schedule VI presents the amounts of non-performing assets at December 31, 2001 and 2000.

                                    Schedule VI
                        Non-Performing Assets (in thousands)
                                                           December 31,
                                                      2001              2000
                                               -------------------------------------
Non-accrual loans                               $         145     $         595
Loans past due                                            346                49
Restructured loans                                          -                 -
                                               -------------------------------------
Total Non-Performing Assets                     $         491     $         644
                                               =====================================



         Loans are determined to be non-accruing when it has been determined that the ability of the Bank to collect the unpaid balance of such loans is highly unlikely due to the financial position of the borrower and general economic conditions. The determination of such classification is made by Bank management on an individual basis for problem loans. Generally, a review of each loan 90 days or more past due is made monthly and such loans where collection is determined to be doubtful are place on non-accrual status.

         Loans are determined to be 90 days delinquent when such a period of time has elapsed since the last required payment of principal or interest was made. At such time, consideration as to whether to place the loan on non-accrual status is made. However, until such classification is made, interest will continue to accrue.

         Loans increased $12.0 million to $67.1 million as of December 31, 2001 compared to December 31, 2000. The primary categories of growth by loan type were residential and other properties and consumer and other loans. Schedule VII presents a summary of loans by type as of December 31, 2001 and 2000 respectively.

                                   Schedule VII
                           Loans by Type (in thousands)
                                                         December 31,
                                                    2001               2000
                                             --------------------------------------
Loans secured by real estate:
Commercial properties                         $           5,605  $         5,482
Construction and land development                         5,351            4,019
Residential and other properties                         27,562           22,927
                                             --------------------------------------
Total loans secured by real estate                       38,518           32,428

Commercial and industrial loans                          14,086           11,969
Consumer loans and other                                 15,412           11,506
                                             --------------------------------------
                                                         68,016           55,903
Less: Allowance for loan losses                            (811)            (694)
         Unearned loan fees                                 (90)             (46)
                                             --------------------------------------
                                              $          67,115   $       55,163
                                             ======================================

Investment Securities

         Investment securities were $14.1 million as of December 31, 2001 compared to $14.0 million as of December 31, 2000. At December 31, 2001, all of the Bank's investment securities were classified available for sale. At December 31, 2000 available for sale securities totaled $13.0 million and held to maturity securities totaled $1.0 million. During 2001, $6.6 million in available for sale securities were purchased as compared to $4.7 million in purchases of available for sale securities in 2000. Maturities, calls and principal payments received from mortgage-backed securities totaled $4.6 million in 2001 and $1.9 million in 2000. Proceeds from the sale of available for sale securities totaled $1.1 million, with gross gains on these sales of $12,827 and gross losses of $0. Proceeds from the sale of available for sale securities in 2000 totaled $740,156, with gross gains on the sales of $0 and gross losses of $7,050. These sales were used to fund loan demand and to reinvest funds in higher yielding investment securities. During 2001, the Bank received $1.0 million in proceeds from the maturity of held to maturity securities. There was no other activity in held to maturity securities during 2001 and no activity in held to maturity securities during 2000. At December 31, 2001 available for sale securities comprised 100.0% of total investment securities as compared to 92.8% at December 31, 2000. The unrealized gain on available for sale securities was $175,514 at December 31, 2001 compared to an unrealized gain of $36,103 at December 31, 2000. The fair value of debt securities fluctuates with the movement of interest rates. Generally, during periods of declining interest rates, the fair value of debt securities increases whereas the opposite may hold true in a rising interest rate environment. Securities classified as held to maturity are recorded at amortized cost.

         The investment portfolio is primarily comprised of U.S. Government and federal agency obligations and mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation (FHLMC), the FHLB, the Federal Farm Credit Bank
(FFCB), the Government National Mortgage Association (GNMA), Small Business Administration (SBA) and the Federal National Mortgage Association (FNMA) and bank-qualified, investment grade state, county and municipal bonds. Mortgage-backed issues comprised 42% of the portfolio at December 31, 2001 and 37% at December 31, 2000.

Asset Liability Management and Interest Rate Risk Management

         Asset liability management is the process of planning, implementing and controlling the mix and maturity features of the Bank's interest bearing assets and liabilities to maximize net interest margin and minimize the risk of negative effects on net interest margin by changes in market interest rates. One tool utilized in the Bank's asset liability management process is the Interest Rate Sensitivity Analysis presented in Schedule VIII. The Interest Rate Sensitivity Analysis evaluates gaps between repricing frequencies of the Bank's interest earning assets and interest bearing liabilities. As seen from this analysis, the Bank is in a negative gap position in both re-pricing categories through one to five years. Management continually monitors its asset liability position, and corrective measures, where possible, are taken.


                                                        Schedule VIII
                                    Interest Rate Sensitivity Analysis (in thousands)
                                           As of December 31, 2001
                                        Within 3    3 months to 1                  After 5
                                         months         year       1 to 5 years     years        Total
                                      -------------------------------------------------------------------------
Earning Assets:
Loans                                 $  22,052     $  7,789       $     37,081   $ 1,095     $ 68,017
Investment securities                     2,858        1,459              1,994     7,807       14,118
Federal funds sold                            -                                                      -
                                      -------------------------------------------------------------------------
Total earning assets                     24,910        9,248             39,075     8,902       82,135
                                      -------------------------------------------------------------------------
Interest Bearing Liabilities:
Interest bearing deposits                33,049       19,504             17,705         -       70,258
FHLB advances                             1,255        3,500              2,000         -        6,755
                                      -------------------------------------------------------------------------
Total interest bearing liabilties        34,304       23,004             19,705         -        77,013
                                      -------------------------------------------------------------------------

Repricing Gap                            (9,394)     (13,756)            19,370     8,902         8,902
Repricing Gap as a percentage of
earning assets                            -11.4%       -16.7%              23.6%     10.8%
Cumulative repricing gap                 (9,394)     (23,150)            (3,780)    5,122         5,122
Cumulative repricing gap as a
percentage of earning assets              -11.4%       -28.2%              -4.6%      6.2%



Management has made the following assumptions in this interest rate sensitivity analysis:
1. Assets and liabilities are generally assigned to a period based upon their earliest repricing opportunity, when such repricing opportunity is before the contractual maturity
2.       Non accrual loans are included in the loan category
3. Investment securities available for sale are treated in the same manner as comparable investment securities in the held to maturity category in that they are scheduled for repricing based on their earliest repricing date, however, callable agency securities are only considered repriced at the call date if the security is at a market value above par value.

Liquidity and Capital Resources

         The  Bank's  primary   sources  of  liquidity  are  deposit   balances,
available-for-sale securities, principal and interest payments on loans and investment securities, Fed Fund lines, and FHLB advances.

         At December 31, 2001, the Bank held $14.1 million in available-for-sale securities. Deposits increased $7.6 million during 2001. The Bank has $3.0 million in available federal funds lines and approximately $1.4 million in potentially available borrowings from the FHLB.

         The Bank utilizes various types of other borrowings to help fund balance sheet growth and mitigate its interest rate risk. The primary source of other borrowings are through the FHLB which has many different types of borrowing structures available to member banks. As of December 31, 2001 the Bank had $6,755,000 in outstanding loans with the FHLB. The Bank had $1.0 million in fixed rate advances which offer fixed interest rates on balances that are due at maturity. The Bank had $4.5 million in Convertible Fixed Rate Advances ("CFR") outstanding. CFR advances offer fixed rates of interest for an initial term, then may convert, at the FHLB's option to a floating rate. Due to the optionality of these advances, they do inherently carry more interest rate risk than fixed rate advances. The Bank also maintains a Cash Management Advance ("CMA") with the FHLB to meet short term liquidity needs. The CMA line of credit, which was established in 2001, is for amounts up to $6.0 million and expires annually. As of December 31, 2001 the Bank had $1.255 million outstanding under its CMA line of credit.

         The Bank can also enter into repurchase agreement transactions should the need for additional liquidity arise. At December 31, 2001, the Bank had no repurchase agreements outstanding.

         At December 31, 2001, the Bank had capital of $6.9 million, or 7.64% of total assets as compared to $6.3 million, or 7.97% at December 31, 2000. Tennessee chartered banks that are insured by the FDIC are subject to minimum capital maintenance requirements. Regulatory guidelines define the minimum amount of qualifying capital an institution must maintain as a percentage of risk-weighted assets and average total assets.

                                                Schedule IX
                                 Regulatory Capital Ratios ($ in thousands)

                                                                  To comply with     To be Well Capitalized
                                                                  minimum capital   under Prompt Corrective
                                                 Actual            requirements        Action provisions
                                         --------------------------------------------------------------------
                                             Amount     Ratio     Amount     Ratio      Amount      Ratio
                                         --------------------------------------------------------------------
As of December 31, 2001
------------------------------------------
Total Capital (to risk-weighted assets)   $   7,586      11.1%  $  5,462      >8.0%   $  6,827      >10.0%

Tier 1 Capital (to risk-weighted assets)      6,775       9.9%     2,731      >4.0%      4,096       >6.0%

Tier 1 Capital (to average assets)            6,775       7.6%     4,435      >5.0%      4,435       >5.0%

As of December 31, 2000
------------------------------------------
Total Capital (to risk-weighted assets)   $   6,937      12.3%  $  4,498      >8.0%   $  5,623      >10.0%

Tier 1 Capital (to risk-weighted assets)      6,243      11.1%     2,249      >4.0%      3,374       >6.0%

Tier 1 Capital (to average assets)            6,243       8.3%     3,757      >5.0%      3,757       >5.0%



Impact of New Accounting Standards

         In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). SFAS 133 requires all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In June of 1999 the FASB issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 (SFAS
137). SFAS 137 delays the effective date of SFAS 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. Due to the present limited use of derivative instruments, the adoption of SFAS 133 did not have a significant impact on the Bank's results of operations or its financial position.

         In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133." SFAS No. 138 provides several technical amendments to SFAS No. 133. Since the Bank does not hold any derivative instruments or engage in hedging activities, SFAS No. 138 has not had a significant impact on the Bank's financial position and results of operations.

         In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment annually. SFAS No. 142 is effective on January 1, 2002. These statements are not expected to have any impact on the Bank's financial position or results of operations.

         In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement
Obligations. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Since the Bank does not have any legal obligations as described above, this statement is not expected to have any impact on the Bank's financial position or results of operations.

         In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144. This statement supercedes SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. This statement is not expected to have a significant impact on the Bank's financial position or results of operations.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002 AND 2001

General

         For the three months ending March 31, 2002, the Bank reported net income of $143,000 or $0.27 per share as compared to $113,000 or $0.21 per share for the corresponding period in 2001. The increase in net income for the first quarter of 2002 is primarily due to growth in net interest income and non-interest income outpacing the growth in non-interest expense and loan loss provision. The table below presents certain key financial ratios for the first quarter of 2001 and 2000 respectively.

                                     For the three months ending
                                              March 31,
                                        2002            2001
                                  ----------------------------------
Return on Average Assets                     0.62%            0.67%
Return on Average Equity                     8.16%            7.65%

Net Interest Income

         Net interest income was $819,000 for the first quarter of 2002, an increase of approximately 26% or $171,000 over the same period in 2001. The increase in net interest income was due primarily to the increase in the average earning assets of the Bank and improvement in the Bank's net interest margin compared to the first quarter of 2001. The Bank's net interest margin improved as the Bank's interest bearing deposits lowered in rate to a greater degree than the yield on the Bank's interest bearing assets. Average loans increased approximately $13.9 million to $70.5 million at March 31, 2002, as compared to $56.6 million at March 31, 2001. Average loans at March 31, 2002 were approximately 82% of total earning assets at March 31, 2002 and 77% at March 31, 2001.

                                        Three Months Ended (in thousands)    Three Months Ended (in thousands)
                                                March 31, 2002                     March 31, 2001
                                        -----------------------------------------------------------------------
                                         Average   Interest  Yield/Rate     Average      Interest    Yield/Rate
                                         Balance                            Balance
                                        -----------------------------------------------------------------------
Loans (1) (2)                              $70,535   $ 1,303       7.39%    $56,655       $1,249        8.82%
Investment securities (3) (5)               13,882       195       5.62%     14,217          244        6.87%
Federal funds sold                           1,813         6       1.32%      2,757           41        5.95%
                                        -----------------------------------------------------------------------
Total earning assets                        86,230     1,504       6.98%     73,629        1,534        8.33%
                                                      ------                              ------
Other assets                                 6,659                            4,850
                                            ------                           ------
Total Assets                                92,889                           78,479
                                            ======                           ======
Interest-bearing deposits                   72,993       607       3.33%     61,610          798        5.18%
Demand deposits                              6,165         -       0.00%      5,200            -        0.00%
Federal Home Loan Bank advances and
other borrowings                             5,978        69       4.62%      4,700           73        6.21%
                                        -----------------------------------------------------------------------
Total rate-bearing liabilties               85,136       676       3.18%     71,510          871        4.87%
Other liabilities                              747                              528
                                            ------                           ------
Total Liabilties                            85,883                           72,038
                                            ------                           ------
Total Stockholders' Equity                   7,006                            6,441
Total Liabilties and Stockholders'
Equity                                      92,889                           78,479
                                            ======                           ======
                                                      ------                              ------
Net interest income                                   $  828                             $   663
                                                      ======                              ======
                                                                  ------                               ------
Net interest spread                                                3.80%                                3.46%
                                                                  ======                               ======
                                                                  ------                               ------
Net interest margin (4)                                            3.84%                                3.60%
                                                                  ======                               ======

(1)      Gross of allowance for loan losses
(2)      Includes average non-accrual loans
(3) Excludes the impact of the average net unrealized loss on securities available for sale
(4)      Net interest income divided by total earning assets
(5) Interest income on investment securities is presented on a tax-effected basis using a 38% income tax rate and a 20% TEFRA disallowance



         The yield on total earning assets declined 135 basis points for the first quarter 2002 as compared to the first quarter of 2001. The primary reason for the decline in yields on earning assets was due to declines in the general interest rate environment during 2001. During 2001, the Federal Reserve lowered key interest rates 475 basis points in a series of rate cuts. The yield on average loans was 7.39% for the first quarter of 2002 as compared to 8.82% for the first quarter of 2001.

         Total interest expense was $676,000 for the first quarter of 2002, a 22% decrease as compared to the same period in 2001. The average rate on deposits was 3.33% for the first quarter of 2002, 185 basis points lower than the average rate on deposits during the first quarter of 2001. The decrease in the rates on deposits during 2002 as compared to 2001 can be attributed to the decline in interest rates during 2001. Initially, as rates began to decline after the Federal Reserve lowered interest rates, the Bank's deposit rates did not lower as quickly as did the rates on earning assets. However, as rates moderated during the latter part of 2001 and remained at their lower levels, the rate on the Bank's deposits continued to decline as the Bank repriced maturing time deposits into lower rates and attracted new deposits at lower rates. The average cost of borrowed funds was 4.62% for the first quarter of 2002 and 6.21% for the first quarter of 2001. The decline in rates on borrowed funds can also be attributed to lower interest rates.

Provision for Loan Losses

         Provision for loan losses was $78,000 during the first quarter of 2002 compared to $20,000 during the first quarter of 2001. The balance of the allowance for loan losses at March 31, 2002 was $750,000 (1.02% of gross loans) compared to $811,000 (1.15% of gross loans) at December 31, 2001. Net charge off's for the first quarter of 2002 were $139,000 as compared to $0 for the first quarter of 2001. Management primarily attributes the increase in net charge off's during the first quarter of 2002 to a slight weakening of the economy.

         As of March 31, 2002, management's review of the allowance for loan losses concluded that the balance was adequate to provide for potential losses based upon an evaluation of risk in the loan portfolio. Despite the Bank's credit standards, internal controls, and continuous loan review process, the inherent risk in the lending process results in periodic charge-off's. Through the provision for loan losses, the Bank maintains a reserve for loan losses that management believes is adequate to absorb losses within the loan portfolio. In addition, various regulatory agencies, as an integral part of their examination procedures, periodically review the Bank's reserve for loan losses, and based on their judgment may require the Bank to recognize additions to the reserve for loan losses. Management completes a formal analysis of the reserve for loan losses adequacy on a monthly basis.

Non-Interest Income

         Total non-interest income was $180,000 for the first quarter of 2002 compared to $106,000 in the first quarter of 2001. Service charges on deposit accounts increased 22% in the first quarter of 2002 as compared to the same period in 2001. The increase in service charges on deposit accounts was primarily due to an increase in the number of deposit accounts. Gains on sales of mortgage loans held for sale increased to $96,000 during the first quarter of 2002 as compared to $39,000 during the first quarter of 2001. Management attributes the increase in gains on sales of mortgage loans held for sale to lower mortgage rates.

Non-Interest Expense

         Non-interest expense totaled $696,000 during the first quarter of 2002 as compared to $567,000 during the first quarter of 2001. Non-interest expense (annualized) as a percent of total average assets was 3.00% for the first quarter of 2002 compared to 2.89% for the first quarter of 2001. The increase in non-interest expense during the first quarter of 2002 as compared to the same period in 2001 can be primarily attributed to increases in salaries and employee benefits, data processing fees, office supplies and postage and other expense. Most of these increases can be attributed to the growth in the Bank's assets which has necessitated increases in overhead expenses.

Income Taxes

         The Bank recognizes income taxes under the asset and liability method established in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Bank's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled. The Bank's deferred tax assets are reviewed quarterly and adjustments to such assets are recognized as deferred income tax expense or benefit based on management's judgment relating to the realizability of such assets.

         The Bank recognized income tax expense of $82,000 and $54,000 for the first quarter of 2002 and 2001, respectively. The effective income tax rate for the Bank was 36% and 32% for first quarter 2002 and 2001 respectively.

Balance Sheet Analysis - Comparison at March 31, 2002 to December 31, 2001

         Assets totaled $97.5 million at March 31, 2002, as compared to $90.2 million at December 31, 2001 an increase of 8.1%. Asset growth was primarily driven by growth in net loans, which increased $4.9 million or 7.3% during the first quarter of 2002. Federal funds sold increased to $5.3 million during the first quarter of 2002. Asset growth during the first quarter was funded by deposit growth of $9.0 million or 12%.

Investment Securities

         Investment securities were approximately $13.5 million, or 14% of total assets, at March 31, 2002, a decline of $579,000 from December 31, 2001. The Bank purchased $1.7 million in investment securities during the first quarter of 2002, while maturities, calls, sales and principal paydowns provided cash of $2.2 million.

         The investment portfolio is comprised of U.S. Government and federal agency obligations and mortgage-backed securities issued by the FHLMC, the FHLB, the Federal Farm Credit Bank (FFCB), the Government National Mortgage Association (GNMA) and the Federal National Mortgage Association (FNMA). The Bank also invests in tax-free, bank-qualified state, county and municipal bonds, and investment grade corporate debt securities. Mortgage-backed issues comprised 43.3% of the portfolio at March 31, 2002 and 42.5% at December 31, 2001.

         At March 31, 2002 and December 31, 2001, 100% of the Bank's portfolio was classified as available for sale and is reflected on the balance sheet at fair value with net unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. The gross unrealized gain on investment securities available for sale, was $95,000 at March 31, 2002, a decrease of $81,000 from December 31, 2001, a result of changes in the bond market. The fair value of securities fluctuates with the movement of interest rates. Generally, during periods of decreasing interest rates, the fair values increase whereas the opposite may hold true during a rising interest rate environment.

Loans

         During the first quarter of 2002, total loans outstanding increased by $4.9 million to $72.0 million from $67.1 million at December 31, 2001. This growth was attributable primarily to newly originated loans offset by amortization and payoffs.

                                           Loans by Type
                                                           March 31, 2002     December 31, 2001
                                                         -----------------------------------------
Commercial, financial and agricultural                    $     22,333       $       19,691
Real estate - construction                                       7,183                5,351
Real estate - mortgage                                          27,766               27,562
Installment loans to individuals                                15,616               15,412

Loans, gross                                              $     72,898       $       68,016
Less:
Allowance for loan losses                                         (750)                (811)
Unearned loan fees                                                (106)                 (90)
                                                         -----------------------------------------
                                                          $      72,042      $       67,115
                                                         =========================================


Included in the above may be loans which have been classified as impaired, pursuant to the adoption of SFAS No. 114, but are not considered material.

                                      Non-Performing Assets

                                                        March 31, 2002     December 31, 2001
                                                       -----------------------------------------
Non-accrual loans                                       $         328    $               145
Loans past due greater than 90 days                                 1                    346
Restructured loans                                                184                      -
                                                       -----------------------------------------
Total Non-Performing Assets                             $         513    $               491
                                                       =========================================


         Non-accrual loans increased $183,000 to $328,000 at March 31, 2002. The Bank had $25,000 in repossessed assets at March 31, 2002 and $0 at December 31, 2001. The Bank has one relationship that is considered restructured as defined by accounting standards. The classification as restructured resulted from a change in the terms of the loan due to a deterioration in the borrower's financial condition.

Deposits

         Deposits increased by approximately $9.0 million to $84.9 million at March 31, 2002 from $75.8 million at December 31, 2001. Core deposits, which include regular savings, money market, NOW and demand deposits, were $39.1 million, or 46.1% of total deposits, at March 31, 2002. Core deposits were 43.6% of total deposits at December 31, 2001. Time deposits totaled $45.7 million at March 31, 2002, an increase of approximately $2.9 million from $42.8 million at December 31, 2001.

                                    Deposit Balances By Type

                                                            March 31, 2002  December 31, 2001
                                                          -------------------------------------
Demand Deposits:
Non-interest bearing demand accounts                       $     6,360       $       5,573
NOW and money market accounts                                   31,171              26,140
Savings accounts                                                 1,618               1,348
                                                          -------------------------------------
Total demand deposits                                           39,149              33,061
                                                          -------------------------------------
Term Deposits:
Less than $100,000                                              31,847              30,119
$100,000 or more                                                13,876              12,651
                                                          -------------------------------------
Total Term Deposits                                             45,723              42,770
                                                          -------------------------------------

                                                          -------------------------------------
Total Deposits                                             $    84,872       $     75,831
                                                          =====================================



Capital

         During the first quarter of 2002, stockholders' equity increased $93,000 to $7.0 million, due to net income for the first quarter of $143,000 offset by a decline of $50,000 in the value of investment securities available for sale, net of income taxes.

Liquidity and Capital Resources

         The  Bank's  primary   sources  of  liquidity  are  deposit   balances,
available-for-sale securities, principal and interest payments on loans and investment securities, Fed Fund lines, and Federal Home Loan Bank advances.

         At March 31, 2002, the Bank held $13.5 million in available-for-sale securities. Deposits increased approximately $9.0 million during the first quarter of 2002. The Bank has $2.0 million in available federal funds lines and approximately $2.7 million in available borrowings from the Federal Home Loan Bank.

         The Bank can also enter into repurchase agreement transactions should the need for additional liquidity arise. As of March 31, 2002, the Bank had no repurchase agreement balances outstanding.

         At March 31, 2002, the Bank had capital of $7.0 million, or 7.2% of total assets as compared to $6.9 million, or 7.6% at December 31, 2001. Tennessee chartered banks that are insured by the FDIC are subject to minimum capital maintenance requirements. Regulatory guidelines define the minimum amount of qualifying capital an institution must maintain as a percentage of risk-weighted assets and average total assets.

                                                                     Regulatory Capital
                                                                          March 31, 2002                           December 31, 2001
                                                            ------------------------------------------------------------------------
                                                                           Well       Minimum                 Well           Minimum
                                                                       Capitalized   Regulatory            Capitalized    Regulatory
                                                               Bank       Levels    Requirement    Bank      Levels      Requirement
                                                            ------------------------------------------------------------------------
Tier 1 Capital as a percentage of risk-weighted assets           9.5%      6.0%         4.00%       9.9%       6.0%            4.00%

Total Capital as a percentage of risk-weighted assets           10.5%     10.0%         8.00%      11.1%      10.0%            8.00%

Tier 1 capital to average assets                                 7.5%      5.0%         5.00%       7.6%       5.0%            5.00%


ITEM 3.       DESCRIPTION OF PROPERTY

         The Bank operates three facilities for its banking operations. The Bank's two Oak Ridge branch facilities are owned by the Bank and the Knoxville branch is leased from a third party. The Bank's Main Office is located at 401 South Illinois Avenue in Oak Ridge and is owned by the Bank. The 15,000 square foot facility sits on approximately three acres and offers full service banking including ATM, safe deposit, night depository and drive thru services. The Main Office also houses the Bank's operations and bookkeeping departments, credit administration and most other administrative functions. The Bank's Jackson Square branch is located at 900 Oak Ridge Turnpike in Oak Ridge and is also owned by the Bank. This 2,000 square foot facility offers full service banking including ATM, safe deposit, night depository and drive thru services. The Bank's Pointe West branch is located at 118 Mabry Hood Road, Suite 300 in Knoxville, TN. The Pointe West branch is leased for an annual rent of $25,308. The lease on the Pointe West branch expired in June 2001 at which time the Bank exercised the first of four one year options to extend the lease term for this facility. The Pointe West branch offers ATM and teller services. All of the Bank's branch facilities are staffed with experienced retail and lending personnel.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the beneficial ownership of the common stock of the Company by (i) directors and executive officers of the Company, and (ii) directors and executive officers of the Company as a group. There are no persons known to the Company to be the beneficial owners of more than 5% of the outstanding common stock of the Company. The information shown in this table is based on information provided to the Company as of June 7, 2002.

                                                                                      Beneficial Ownership of
                                                                                           Common Stock
                                                                                           ------------
                                                                                                       Percentage
                                                                                       Number of       Outstanding
Name and Address of Beneficial Owner (1)                                                Shares         Shares (2)
----------------------------------------                                                ------         ----------
J. Michael Anderson..........................................................           10,000            1.87
         350 N. Illinois Ave.
         Oak Ridge, TN 37830
Larry Beeman.................................................................           10,200            1.91
         687 Emory Valley Road, Suite B
         Oak Ridge, TN 37830
A. P. Cappiello..............................................................            6,667            1.25
         100 Tulsa Road, Suite 28
         Oak Ridge, TN 37830
Victor I. Dodson.............................................................           24,485            4.58
         335 Warehouse Road
         Oak Ridge, TN 37830
J. Frank Jamison.............................................................           11,000            2.06
         138 Fairbanks Plaza
         Oak Ridge, TN 37830
Terry L. Kerbs...............................................................            9,000            1.68
         12016 Taylors Landing
         Knoxville, TN 37922
Thomas D. Moye...............................................................            1,500              *
         12408 Sparta Lane
         Knoxville, TN 37922
Thomas E. Tuck(3)............................................................           21,450            3.96
         401 South Illinois Avenue
         Oak Ridge, TN 37830
W. Robert Witt...............................................................            1,224              *
         9608 Turnbridge Lane
         Knoxville, TN 37922
Directors and executive officers as a group (3) .............................           102,326           19.16
___________________

(1)  Business address.
(2) Based on 534,030 shares issued and outstanding as of March 19, 2002. Includes shares beneficially owned, directly or indirectly, together with associates. Also includes shares held as trustee and held by or as custodian for minor children. Shares subject to options are treated as issued and outstanding for the purpose of computing the percentage owned by such person or group but not for the purpose of computing the percentage owned by any other person or group.
(3)  Includes 6,800 shares issuable upon the exercise of options.

ITEM 5.     DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the names and certain information, as of December 31, 2001, concerning the directors and executive officers of the Company. Officers serve at the discretion of the Board of Directors. There are no family relationships between the directors and executive officers of the Company. None of the directors or executive officers serves as directors of any other company which has a class of securities registered under, or which is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or any investment company registered under the Investment Company Act of 1940. No director of the Company is a director or executive officer of another bank holding company, bank, savings and loan association, or credit union. The directors and executive officers of the Bank and their occupations for the last five years are as follows:

                                                                                                       Year First
                                                                                                       Elected to
                                                                                                       or Appointed
                                                                                                        Director or
                                                                                                        Executive
              Name and Title                   Age      Business Experience During Past Five Years       Officer
--------------------------------------------------------------------------------------------------------------------
J. Michael Anderson, Director                   59      Owner of Hilltop Enterprises, Inc.            1995
Larry Beeman, Director                          58      Beeman & Johnson Asset Planning               1995
A.P. Cappiello, Director                        38      Attorney                                      1995
Victor I. Dodson, Director                      64      Owner and President, Dodson Moving and
                                                        Storage, Inc.                                 1995
J. Frank Jamison, Chairman of the Board         62      Owner and President, Tele-Sys, Inc.           1995
Terry L. Kerbs                                  54      Advanced Office Systems, President            2001
Dr. Thomas D. Moye, Jr.                         53      Oral Surgeon                                  2001
Thomas E. Tuck Director, President              52      Banker                                        1995
     And Chief Executive Officer
William Robert Witt                             61      Owner and President of Witt Building Materials2001


ITEM 6.       EXECUTIVE COMPENSATION

         The following table sets forth the aggregate compensation paid by the Bank to the Chief Executive Officer of the Bank for services rendered in all capacities during the years ended December 31, 2001, 2000 and 1999. No executive officer's compensation exceeded $100,000 during such years.

         No stock options were granted to any executive officers during 2001.

                                 Summary Compensation Table
                                                                          Other Annual
Name and Principal Position    Year       Salary           Bonus          Compensation
--------------------------------------------------------------------------------------------
Thomas E. Tuck,                 2001  $ 98,475         $       -         $    4,200
Director, President &           2000    90,000            13,230              5,200
Chief Executive Officer         1999    90,000                 -              3,000

         The following table sets forth information regarding stock options held at the end of or exercised in the year ended December 31, 2001 for the executive officer named in the Summary Compensation Table above as of December 31, 2001.

               Aggregated Option/SAR Exercises in Last Fiscal Year
                      And Fiscal Year-End Option/SAR Values

                            Shares
                         acquired on   Value       Securities underlying unexercised     Value of unexercised in-the-money
         Name              exercise     Realized         options at December 31           options at December 31, 2001(1)
         ----              --------     --------         ----------------------           -------------------------------
                                                     Exercisable      Unexercisable     Exercisable    Unexercisable
                                                     -----------      -------------     -----------    -------------
Tom Tuck...........            -0-         -0-          6,800              600         $ 6,800             $600
_____________________

(1)    Based on recent trades of which management is aware of  $17 per share.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Some directors and officers of the Company are customers of the Bank and have had and expect to have loan transactions with the Bank in the ordinary course of business. In addition, some of the directors and officers of the Company are at present, as in the past, affiliated with businesses which are customers of the Bank and which have had and expect to have loan transactions with the Bank in the ordinary course of business. These loans were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. In the opinion of the Board of Directors, these loans do not involve more than a normal risk of collectibility or present other unfavorable features.

ITEM 8.       DESCRIPTION OF SECURITIES

         The Company is authorized by its Amended and Restated Charter to issue a maximum of 5,000,000 shares of Common Stock, $1.00 par value per share and 2,000,000 shares of Preferred Stock, no designated par value. The outstanding shares of the Company's common stock are fully paid and non-assessable.

         The following is a summary of certain rights and provisions of the Company's common stock. This summary does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Charter of the Company and the Tennessee Business Corporation Act.

Dividend Rights and Limitations on Payment of Dividends. Under the Amended and Restated Charter and Bylaws of the Company, the holders of the Company's common stock are entitled to receive, pro rata, such dividends and other distributions as and when declared by the Board of Directors of the Company out of assets and funds legally available therefor. The payment of dividends by the Company depends to a great extent on the ability of the Bank to pay dividends. The FDIA would prohibit any dividend payments by a bank if the bank is in default in the payment of any assessment due the FDIC. The Bank has paid all assessments due to the date of this Registration Statement and anticipates doing so in the future. The Bank may not declare dividends in any calendar year that exceeds the total of its net income of that year combined with its retained net income of the preceding two years without the approval of the TDFI. Also, despite the availability of net or accumulated earnings in later years of operations and the capacity to maintain capital at levels required by governmental regulation, the directors of the Company may choose to retain all earnings for the operation of the business.

Voting Rights. The holders of Company's common stock are entitled to one vote per share on all matters presented for a shareholder vote. There is no provision for cumulative voting. A set of bylaws has been adopted for the guidance and control of the Company. Amendments to the Bylaws may be adopted by majority vote of the directors or shareholders.

Board of Directors. The business of the Company is controlled by a Board of Directors, which is elected annually by a majority vote of the shareholders. Shareholders will be required to state nominations for directors in writing and file such nominations with the secretary of the Company. To be timely, nominations for directors must be mailed and received at the principal office of the Company not less than 120 days prior to the meeting at which directors are to be elected. Any vacancies in the Board of Directors and any newly created directorships may be filled by a majority vote of the directors then in office. The Board is comprised of 9 directors. The number of directors serving on the Board may be changed by a resolution adopted by the affirmative vote of the majority of the entire Board of Directors. Each director shall serve until his or her successor is elected and qualified or until his or her earlier death, resignation, or removal.

Liquidation Rights. Upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Company, after the payment in full of its debts and other liabilities, the remainder of its assets, if any, are to be distributed pro rata among the holders of Company's common stock. Subject to any required regulatory approvals, the Board of Directors of the Company, at their discretion, may authorize and issue debt obligations, whether or not subordinated, without prior approval of the shareholders, thereby further depleting the liquidation value of the common stock.

Preemptive Rights. The holders of Company's common stock have preemptive rights to purchase additional shares offered by the Company in the future. That is, the Company may sell additional common stock to nonshareholders only after first offering to each then-current shareholder the right to purchase the same percentage of such newly offered shares as is the shareholder's percentage of the then-outstanding common stock of the Company.

Redemption. The Company's common stock may not be redeemed except upon consent of both the shareholders and the Company.

Conversion Rights. The holders of Company's common stock have no conversion rights.

Liability to Further Calls or to Assessments by the Company. The Company's common stock is not subject to liability for further calls or to assessments by the Company.

Preferred Stock

         The Amended and Restated Charter of the Company authorizes the issuance by the Company of up to 2,000,000 shares of Preferred Stock, no designated par value. The Preferred Stock may be issued by vote of the Board of Directors without shareholder approval. Shareholders of Company's common stock do not have preemptive rights to purchase preferred stock of the Company. The Preferred Stock may be issued in one or more classes and series, with such designations, full or limited voting rights (or without voting rights), redemption, conversion or sinking fund provisions, dividend rates or provisions, liquidation rights, and other preferences and limitations as the Board of Directors may determine in the exercise of its business judgment. The Preferred Stock may be issued by the Board of Directors for a variety of reasons. The Company has no present plans to issue any of its Preferred Stock.

         The Preferred Stock could be issued in public or private transactions in one or more (isolated or series of) issues. The shares of any issue of Preferred Stock could be issued with rights, including voting, dividend, and liquidation features, superior to those of any issue or class of shares. The issuance of shares of the Preferred Stock could serve to dilute the voting rights or ownership percentage of holders of the Company's common stock (or any other shares). The issuance of shares of the Preferred Stock might also serve to deter or block any attempt to obtain control of the Company or to facilitate any such attempt.

PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         There is no established market for the common stock of the Company. There is no significant likelihood that any such market will develop in the future. There has been isolated trading of the common stock where shareholders wishing to transfer shares would do so in individually negotiated transactions. The most recent trades in the common stock, to the knowledge of the management of the Company, have been in the range of $15.00 to $17.00 per share.

         As of June 7, 2002, the Company had approximately 778 shareholders of record and 534,030 share of common stock outstanding.

ITEM 2.  LEGAL PROCEEDINGS

         There are no pending legal proceedings to which the Company or the Bank is a party or to which any of their properties are subject.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Neither the Company nor the Bank has had any disagreements with its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The Company sold 100 shares of its common stock, $1.00 par value, to Thomas E. Tuck for an aggregate purchase price of $100 on February 15, 2002 pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933 and other exemptions from registration. These shares were issued for the purpose of organizing the Company prior to the approval of the Company's acquisition of the Bank pursuant to the Plan of Share Exchange. All shares issued in this transaction were redeemed by the Company for the same purchase price upon consummation of the share exchange.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 48-18-501, et seq. of the Tennessee Business Corporation Act provides for the indemnification of the directors and officers of the Company for liability and expenses incurred by them in connection with any civil, criminal, or administrative claim or proceeding in which they may become involved by reason of being a director or officer of the Company, or by service, at the request of the Company, as a director, officer, partner, trustee, employee, or agent of other companies in which the Company is a shareholder, creditor, or is otherwise interested. The section applies to both civil and criminal actions (including civil actions brought as derivative actions by or in the right of the Company) and permits indemnification if the director acted in a manner he or she believed to be in good faith, or not opposed to the best interest of the Company, and, in addition, in criminal actions, if he or she had no reasonable cause to believe the conduct to be unlawful. The Company may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

         Section 48-18-503 of the Tennessee Business Corporation Act provides that the Company shall indemnify a director who was wholly successful, on the merits or otherwise, in a defense of any proceeding to which the director was a party because the director is or was a director of a corporation against reasonable expenses incurred by the director in connection with the proceeding. The corporation may advance reasonable expenses to a director who is a party to such proceeding under certain enumerated circumstances. A court of competent jurisdiction may order indemnification of a director if the court determines that the director is entitled to mandatory indemnification under the act, or if it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

         Section 48-18-507 provides that the Company may indemnify an officer of the Company who is not a director to the same extent as it indemnifies directors. The Company may purchase and maintain insurance on behalf of its directors and employees.

         The Company's Amended and Restated Charter provides that the Company shall indemnify and advance expenses to its directors, officers, employees, and agents, and shall purchase and maintain insurance, or furnish similar protection on behalf of its directors, officers, employees, and agents to the fullest extent authorized by law.

PART F/S

         The Company is a newly incorporated entity and as such has no financial information other than those costs associated with its formation, the filing of its holding company application and this registration statement. The audited financial statements of the Company's predecessor entity and wholly-owned subsidiary, TNBank, for the years ended December 31, 2001, and 2000, and the unaudited, condensed financial statements for the three months ended March 31, 2002, are attached hereto as an exhibit.


PART III.

ITEM 1.  INDEX OF EXHIBITS

EXHIBIT NO.                    DESCRIPTION OF EXHIBITS
-----------                    -----------------------
3.1                 Amended and Restated  Charter of Tennessee  Valley Financial
                    Holdings, Inc.
3.2                 Bylaws for Tennessee Valley Financial Holdings, Inc.
4                   Specimen Stock  Certificate for Tennessee  Valley  Financial
                    Holdings, Inc.
5                   Opinion of Baker,  Donelson,  Bearman &  Caldwell  regarding legality
10.1                2002  Incentive  and  Nonqualified  Stock  Option  Plan  for
                    Employees of Tennessee Valley Financial  Holdings,  Inc. and
                    its Subsidiaries
21                  Subsidiaries of Registrant
23.1                Consent of Certified Public Accountants
23.2                Consent of Counsel
99.1                Financial Statements of TNBank

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 13, 2002                   TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.

                                       By: /s/ Thomas E. Tuck
                                       ----------------------
                                       Thomas E. Tuck
                                       President

                                                                     EXHIBIT 3.1
                          AMENDED AND RESTATED CHARTER
                                       OF
                    TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.

         Pursuant to the provisions of Section 48-20-107 of the Tennessee Business Corporation Act, Tennessee Code Annotated, the undersigned Corporation hereby adopts the following Amended and Restated Charter:

1.       The name of the  Corporation is Tennessee  Valley  Financial  Holdings,
         Inc.

2.       Authorized Shares.

         (a) The total number of shares of common stock that the Corporation shall have authority to issue is five million (5,000,000), $1.00 par value (the "Common Stock"). Shareholders shall have preemptive rights to purchase any shares of the Corporation hereafter issued or any securities exchangeable for or convertible into such shares. The total number of shares of preferred stock that the Corporation shall have authority to issue is one million (1,000,000), no par value per share (the "Preferred Stock").

         (b) The Common Stock shall rank junior to the Preferred Stock in right of payment of dividends and upon liquidation and is subject to all the powers, rights, privileges, preferences and priorities of the Preferred Stock as provided herein or in any resolutions or resolutions or adopted by the Board of Directors pursuant to authority expressly vested in it by the provisions of subparagraph (c) of this Paragraph 2.

         (c) Authority is hereby expressly vested in the Board of Directors of the Corporation, subject to the provisions of this Paragraph 2 and to the limitations prescribed by law, to authorize the issuance from time to time of one or more series of Preferred Stock. The authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination or fixing of the following by resolution or resolutions adopted by the affirmative vote of a majority of the total number of the directors then in office:

                  (i)      The designation of such series;

                  (ii) The dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes or series of the Corporation's capital stock, and whether such dividends shall be cumulative or noncumulative;

                  (iii) Whether the shares of such series shall be subject to redemption for cash, property or rights, including securities of any other corporation by the Corporation, or upon the happening of a specified event, and, if made subject to any such redemption, the times or events, prices, rates, adjustments and other terms and conditions of such redemptions;

                  (iv) The terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

                  (v) Whether or not the shares of such series shall be convertible into, or exchangeable for, at the option of either the holder or the Corporation or upon the happening of a specified event, shares of any other class or classes or of any other series of the same or any other class or classes of the Corporation's capital stock, and, if provision be made for conversion or exchange, the times or events, prices, rates, adjustments and other terms and conditions of such conversions or exchanges;

                  (vi) The restrictions, if any, on the issue or reissue of any additional series of Preferred Stock;

                  (vii) The rights of the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

                  (viii) The provisions as to voting, optional and/or other special rights and preferences, if any, including, without limitation, the right to elect one or more directors.

3. (a) The complete address of the corporation's initial registered office in Tennessee is as follows:

                            401 South Illinois Avenue
                   Oak Ridge, Anderson County, Tennessee 37830

         (b) The name of the initial registered agent, to be located at the address listed in 3(a), is Thomas E. Tuck.

4. The complete address of the corporation's principal office is as follows:

                            401 South Illinois Avenue
                   Oak Ridge, Anderson County, Tennessee 37830

5.       The corporation is for profit.

6. The purpose for which the corporation is organized is to engage in any business that is lawful under the laws of the State of Tennessee.

7. The corporation shall have the power to do all things necessary or convenient to carry out its business affairs in accordance with the laws of the State of Tennessee.

8. Directors shall not have personal liability to the corporation or the corporation's shareholders for monetary damages for a breach of fiduciary duty as a director. This limitation shall not eliminate or limit the liability of a director for any breach of a director's duty of loyalty to the corporation or its shareholders or for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or unlawful distributions.

9. Each director, officer, and employee of the Corporation shall be entitled to all indemnification rights and protections now or hereafter available under applicable Tennessee law.

10. Notwithstanding anything contained in this Charter or the By-Laws of the Corporation:

         a. Beneficial Ownership Limitation. No person shall make a control share acquisition by directly or indirectly offering to acquire, or acquiring the beneficial ownership of more than ten percent (10%) of any class of any equity security of the Corporation. In the event a control share acquisition is made in violation of this Paragraph 10, all stock beneficially owned by any person in excess of ten percent (10%) shall be considered "excess stock" and shall not be counted as stock entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to the shareholders for a vote including any vote pursuant to this Paragraph 10.

         b.       Definitions.

                  The following definitions apply:

                  (i)      "CONTROL SHARES"

                           As used in this Paragraph, "Control Shares" means shares that, except for this Paragraph, would have voting power with respect to shares of the Corporation that, when added to all other shares of the Corporation owned by a person or in respect to which that person may exercise or direct the exercise of voting power, would entitle that person, immediately after acquisition of the shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of the voting power of the Corporation in the election of Directors in excess of ten percent (10%) of all voting power.

                  (ii)     "CONTROL-SHARE ACQUISITION"

                           (a) As used in this Paragraph, "Control-Share Acquisition" means the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding Control Shares.

                           (b) For purposes of this Paragraph, shares acquired within ninety (90) days or shares acquired pursuant to a plan to make a Control-Share Acquisition are considered to have been acquired in the same acquisition.

                           (c) For purposes of this Paragraph, a person who acquires shares in the ordinary course of business for the benefit of others in good faith and not for the purpose of circumventing this Paragraph has voting power only of shares in respect of which that person would be able to exercise or direct the exercise of votes without further instruction from others.

                           (d) The Acquisition of any shares of the Corporation does not constitute a Control-Share Acquisition if the acquisition is consummated in any of the following circumstances:

                                    (i)      Pursuant to the laws of descent and
                                             distribution.

                                    (ii)    Pursuant  to the  satisfaction  of a
                                            pledge  or other  security  interest
                                            created  in good  faith  and not for
                                            the  purpose of  circumventing  this
                                            Article.

                                    (iii)    Pursuant    to    a    merger    or
                                             consolidation if the Corporation is
                                             a party to the  agreement of merger
                                             or consolidation.

                                    (iv)    Pursuant  to any  savings,  employee
                                            stock  ownership,  or other employee
                                            benefit plan of the  Corporation  or
                                            any  of  its   subsidiaries  or  any
                                            fiduciary  with  respect to any such
                                            plan when  acting in such  fiduciary
                                            capacity.

                           (e) The acquisition of shares of the Corporation in good faith and not for the purpose of circumventing this Paragraph by or from:

                                    (i)      Any person whose voting  rights had
                                             previously   been   authorized   by
                                             shareholders    or   Directors   in
                                             compliance with this Paragraph; or

                                    (ii)     Any    person    whose     previous
                                             acquisition   of   shares   of  the
                                             Corporation  would have constituted
                                             a Control-Share Acquisition but for
                                             subsection (D). does not constitute
                                             a Control-Share Acquisition, unless
                                             the   acquisition    entitles   any
                                             person,   directly  or  indirectly,
                                             alone  or as  part of a  group,  to
                                             exercise or direct the  exercise of
                                             voting power of the  Corporation in
                                             the election of Directors in excess
                                             of the  range of the  voting  power
                                             otherwise authorized.

                                    (iii)    "INTERESTED SHARES" As used in this
                                             Paragraph,    "Interested   Shares"
                                             means the shares of the Corporation
                                             in  respect  of which an  acquiring
                                             person or  member  of a group  with
                                             respect    to    a    Control-Share
                                             Acquisition  may exercise or direct
                                             the exercise of the voting power of
                                             the  Corporation in the election of
                                             Directors.

                           c. Notice of Control-Share Acquisition. Any person who proposes to make or has made a Control-Share Acquisition may at the person's election deliver an acquiring person statement to the Corporation at the Corporation's principal office. The acquiring person statement must set forth all of the following:

                                    (i)      The   identity  of  the   acquiring
                                             person and each other member of any
                                             group of which the person is a part
                                             for purposes of determining Control
                                             Shares.  (ii) A statement  that the
                                             acquiring person statement is given
                                             pursuant to this Paragraph.

                                    (iii)    The   number   of   shares  of  the
                                             Corporation   owned,   directly  or
                                             indirectly, by the acquiring person
                                             and each other member of the group.

                                    (iv)     The  range of  voting  power  under
                                             which the Control-Share Acquisition
                                             falls  or  would,  in  consummated,
                                             fall.

                                    (v)      If  the  Control-Share  Acquisition
                                             has not taken place:

                                    (a) A description in reasonable detail of the terms of the proposed Control-Share Acquisition; and

                                    (b) Representations of the acquiring person,
                                    together  with a  statement,  in  reasonable
                                    detail,  of the facts  upon  which  they are
                                    based,   that  the  proposed   Control-Share
                                    Acquisition, if consummated, will not be contrary to law and that the acquiring person has the financial capacity to make the proposed Control-Share Acquisition.

                           d.       Shareholder     Meeting     to     Determine
                                    Control-Shares Voting Rights.

                                    (i)      If the acquiring person so requests
                                             at  the  time  of  delivery  of  an
                                             acquiring   person   statement  and
                                             gives  an  undertaking  to pay  the
                                             Corporation's expenses of a special
                                             meeting,   within   ten  (10)  days
                                             thereafter,  the  Directors  of the
                                             Corporation or others authorized to
                                             call  such  a  meeting   under  the
                                             Corporation's  By-Laws shall call a
                                             special  meeting of shareholders of
                                             the  Corporation for the purpose of
                                             considering the voting rights to be
                                             accorded the shares  acquired or to
                                             be  acquired  in the  Control-Share
                                             Acquisition.

                                    (ii)     Unless the acquiring  person agrees
                                             in  writing to  another  date,  the
                                             special   meeting  of  shareholders
                                             shall  be held  within  fifty  (50)
                                             days    after    receipt   by   the
                                             Corporation of the request.

                                    (iii)    If the acquiring person so requests
                                             in writing at the time of  delivery
                                             of the acquiring person  statement,
                                             the  special  meeting  must  not be
                                             held  sooner  than thirty (30) days
                                             after receipt by the Corporation of
                                             the acquiring person statement.

                                    (iv)     If no request  is made,  the voting
                                             rights to be  accorded  the  shares
                                             acquired   in   the   Control-Share
                                             Acquisition  shall be  presented to
                                             the next special or annual  meeting
                                             of the shareholders.

                           e.       Notice of Shareholder Meeting.

                                    (i)      If a special  meeting is requested,
                                             notice of the  special  meeting  of
                                             shareholders   shall  be  given  as
                                             promptly as reasonably  practicable
                                             by   the    Corporation    to   all
                                             shareholders  of  record  as of the
                                             record  date  set for the  meeting,
                                             whether or not  entitled to vote at
                                             the meeting.

                                    (ii)     Notice of the  special  meeting  or
                                             annual shareholder meeting at which
                                             the   voting   rights   are  to  be
                                             considered   must   include  or  be
                                             accompanied    by   both   of   the
                                             following:

                                    (a) A copy of the acquiring person statement delivered to the Corporation pursuant to this Paragraph.

                                    (b) A statement by the Board of Directors of
                                    the    Corporation,    authorized   by   its
                                    Directors,     of    its     position     or
                                    recommendation,  or  that  it is  taking  no
                                    position or making no  recommendation,  with
                                    respect   to  the   proposed   Control-Share
                                    Acquisition.

                           f.       Resolution  Granting  Control-Shares  Voting
                                    Rights.

                                    (i)      Control   Shares   acquired   in  a
                                             Control-Share    Acquisition   have
                                             voting  rights as were accorded the
                                             shares  before  the   Control-Share
                                             Acquisition   only  to  the  extent
                                             granted by resolution approved by a
                                             majority  of the shares  other than
                                             the  Interested  Shares  or by  the
                                             affirmative  vote  of  seventy-five
                                             percent (75%) of the  Corporation's
                                             Board of  Directors  excluding  any
                                             Director who is proposing to make a
                                             Control-Share Acquisition or who is
                                             a  member  of  a  group  making  or
                                             proposing  to make a  Control-Share
                                             Acquisition.

                                    (ii)     To be approved by the  shareholders
                                             under    this    subsection,    the
                                             resolution must be approved by:

                                    (a) Each class or series entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by the class or series with the holders of the outstanding shares of a class or series being entitled to vote as a separate class; and

                                    (b) Each class or series entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by that group, excluding all Interested Shares.

11. These amendments shall be effective as of the filing of this Amended and Restated Charter.

12. This restatement contains amendments requiring shareholder approval and these amendments were duly adopted by the shareholders by written consent on the 16th day of April, 2002.

Dated: April 16, 2002.

                                TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.


                                   By:     /s/ Thomas E. Tuck
                                           -------------------------------------
                                           Thomas E. Tuck
                                 Title:    President

                                                                     EXHIBIT 3.2

                                     BYLAWS
                                       OF
                    TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.

                                Table of Contents

                                                                                                               Page



ARTICLE I
         OFFICES..................................................................................................1
         1.1  Principal Office....................................................................................1
         1.2  Registered Office...................................................................................1

ARTICLE II
         SHAREHOLDERS.............................................................................................1
         2.1  Meetings............................................................................................1
         2.2  Annual Meeting......................................................................................1
         2.3  Special Meetings....................................................................................2
         2.4  Notice Of Meetings..................................................................................2
         2.5  Notice of Right to Dissent..........................................................................3
         2.6  Closing of Transfer Books or Fixing of Record Date..................................................3
         2.7  Voting Lists........................................................................................4
         2.8  Quorum..............................................................................................4
         2.9  Proxies.............................................................................................5
         2.10  Voting of Shares...................................................................................5
         2.11  Informal Action by Shareholders....................................................................6

ARTICLE III
         BOARD OF DIRECTORS.......................................................................................7
         3.1  Number, Tenure and Qualifications...................................................................7
         3.2  Powers of Directors.................................................................................7
         3.3  Regular Meetings of the Board.......................................................................7
         3.4  Special Meetings....................................................................................8
         3.5  Notice..............................................................................................8
         3.6  Meetings by any Form of Communication...............................................................8
         3.7  Quorum..............................................................................................9
         3.8  Vacancies...........................................................................................9
         3.9  Compensation........................................................................................9
         3.10  Removal............................................................................................9
         3.11  Committees........................................................................................10
         3.12  Presumption of Assent.............................................................................10
         3.13  Informal Action by Directors......................................................................10

ARTICLE IV
         WAIVER OF NOTICE........................................................................................11

ARTICLE V
         OFFICERS................................................................................................11

                                       i

         5.1  Number.............................................................................................11
         5.2  Election and Term of Office........................................................................11
         5.3  Removal............................................................................................12
         5.4  Vacancies..........................................................................................12
         5.5  Chairman of the Board..............................................................................12
         5.6  The President......................................................................................12
         5.7  The Secretary......................................................................................13
         5.8  The Treasurer......................................................................................13
         5.9  Assistant Secretaries and Assistant Treasurers.....................................................14
         5.10  Registered Agent..................................................................................14

ARTICLE VI
         CONTRACTS, LOANS, CHECKS AND DEPOSITS...................................................................14
         6.1  Contracts..........................................................................................14
         6.2  Loans..............................................................................................14
         6.3  Checks, Drafts, etc................................................................................15
         6.4  Deposits...........................................................................................15

ARTICLE VII
         SHARES OF STOCK.........................................................................................15
         7.1  Certificates for Shares............................................................................15
         7.2  Transfer of Shares.................................................................................16

ARTICLE VIII
         DIVIDENDS...............................................................................................16

ARTICLE IX
         FISCAL YEAR.............................................................................................16

ARTICLE X
         SEAL....................................................................................................16

ARTICLE XI
         INDEMNIFICATION OF DIRECTORS AND OFFICERS...............................................................17
         11.1  Civil Proceedings.................................................................................17
         11.2  Criminal Proceedings..............................................................................17
         11.3  Employee Benefit Plan.............................................................................17
         11.4  Limitations.......................................................................................17
         11.5  Advance for Expenses..............................................................................18
         11.6  Authorization.....................................................................................18
         11.7  Insurance.........................................................................................19
         11.8  Interpretation....................................................................................19

                                       ii

ARTICLE XII
         AMENDMENTS..............................................................................................19

                                     BYLAWS
                                       OF
                    TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.

                                   ARTICLE I

                                     OFFICES

         1.1 Principal Office. The principal offices of this corporation are 401 South Illinois Avenue, Oak Ridge, Anderson County, Tennessee 37830. The said principal office may be changed at any time by appropriate resolution of the Board of Directors. The corporation may have offices and places of business at such other places within or without the State of Tennessee as shall be determined by the Board of Directors. 1.2 Registered Office. The registered office of the corporation for any particular state may be, but need not be, identical with the principal office of the corporation in that state, and the address of the registered office may be changed from time to time by appropriate resolution of the Board of Directors.

                                   ARTICLE II

                                  SHAREHOLDERS

         2.1 Meetings. All meetings of shareholders shall be held either in the principal office of the corporation or at any other place within or without the City of Oak Ridge, Tennessee.

         2.2 Annual Meeting. A meeting of the shareholders shall be held on or before the last Tuesday of April each year at a time and place designated by the Board of Directors or on such other date as the Board of Directors in its sole discretion may designate for the purpose of electing directors and for the transaction of any other business authorized to be transacted by the shareholders. If the appointed day is a legal holiday the meeting shall be held at the same time on the next succeeding day not a holiday. In the event that the annual meeting is omitted by oversight or otherwise on the date herein provided for, the directors shall cause a meeting in lieu thereof to be held as soon thereafter as conveniently may be, and any business transacted or elections held at such meeting shall be as valid as if transacted or held at the annual meeting. Such subsequent meeting shall be called in the same manner as provided for the annual shareholders meeting.

         2.3 Special Meetings. Except as otherwise provided by law, special meetings of the shareholders of this corporation shall be held at such places and times as may be determined by a majority of the Board of Directors, or whenever one or more shareholders who are entitled to vote and who hold at least ten percent (10%) of the common shares issued and outstanding shall make written application therefor to the Secretary or an Assistant Secretary stating the time, place and purpose of the meeting to be called. No business shall be transacted at a special meeting except as stated in the notice sent to the shareholders.

         2.4 Notice Of Meetings. Notice of all shareholders' meetings stating the time, place and the objects for which such meetings are called shall be given by the President or the Vice-President or the Treasurer or the Secretary or an Assistant Secretary to each shareholder of record not less than ten (10) days or more than two (2) months prior to the date of the meeting by written notice delivered personally or mailed to each shareholder. If delivered personally, such notice shall be deemed to be delivered when received. If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail in a sealed envelope with postage thereon prepaid, addressed to the shareholder at his address as it appears on the stock record books of the corporation, unless he shall have filed with the Secretary of the corporation a written request that notice intended for him be mailed to some other address, in which case it shall be mailed to the address designated in such request.

         Any meeting at which all shareholders entitled to vote have waived or at any time shall waive notice shall be a legal meeting for the transaction of business, notwithstanding that notice has not been given as hereinbefore provided. The waiver must be in writing, signed by the shareholder entitled to the notice, and be delivered to the corporation for inclusion in the minutes or filing with the corporate records.

         2.5 Notice of Right to Dissent. If shareholders are to vote at a meeting on a corporate action which would give rise to a dissenter's right to payment for his shares in accordance with the Tennessee Business Corporation Act, notice of such meeting shall be given to every shareholder who will be entitled to dissent from such action and to receive payment for his shares whether or not entitled to vote thereon. Such notice shall be given in accordance with the provisions of Section 2.4 of this Article and shall also contain a statement, displayed with reasonable prominence, that upon compliance with the Tennessee Business Corporation Act, dissenting shareholders are entitled to be paid the fair value of their shares as provided in said Act, and shall be accompanied by a copy of chapter 23 of the Tennessee Business Corporation Act.

         2.6 Closing of Transfer Books or Fixing of Record Date. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the stock transfer book shall be closed for a stated period not to exceed in any case thirty days. If the stock transfer book shall be closed for the purpose of determining shareholders, such books shall be closed for at least ten
(10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than thirty (30) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof.

         2.7 Voting Lists. The officer or agent having charge of the stock transfer books for common shares of the corporation shall make available, within two (2) business days after notice of a meeting is given, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each shareholder, which list, for a period beginning within two (2) business days after notice of such meeting is given shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall be kept open at the time and place of the meeting and be subject to the inspection of any shareholder during the entire time of the meeting. In the event of any challenge to the right of any person to vote at the meeting, the presiding officer at such meeting may rely on said list as proper evidence of the right of parties to vote at such meeting.

         2.8 Quorum. Except as may be otherwise provided by law, a majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. In the event that a majority of the outstanding shares are represented at any meeting, action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the question is one upon which by express provision of law or of the certificate of incorporation or of these bylaws a larger or different vote is required, in which case such express provision shall govern and control the decision of each question.

         2.9 Proxies. Shareholders of record who are entitled to vote may vote at any meeting either in person or by proxy in writing, which shall be filed with the Secretary of the meeting before being voted. Such proxy shall entitle the holders thereof to vote at any adjournment of such meeting, but shall not be valid after the final adjournment thereof. No proxy shall be valid after the expiration of eleven months from the date of its execution unless the shareholder executing it shall have specified therein the length of time it is to continue in force, which shall be for some limited period.

         2.10 Voting of Shares. Except as otherwise provided in the certificate of incorporation or these bylaws, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

         Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe, or in the absence of such provision, as the Board of Directors of such corporation may determine.

         Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

         Shares standing in the name of a receiver may be voted by such receiver and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority so to do be contained in an appropriate order of the court by which such receiver was appointed.

         A shareholder whose shares may be pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

         Shares of its own stock belonging to the corporation or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

         2.11 Informal Action by Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if all shareholders entitled to vote on the action consent to taking such action without a meeting. If all shareholders entitled to vote on the action consent to taking such action without a meeting, then the affirmative vote of the number of shares necessary to authorize such action at a meeting is the act of the shareholders.

         The action must be evidenced by one or more written consents describing the action taken, signed by each shareholder entitled to vote on the action, indicating each signing shareholder's vote or abstention on the action, and delivered to the corporation for inclusion in the minutes or filing with the corporate records.

                                  ARTICLE III

                               BOARD OF DIRECTORS

         3.1 Number, Tenure and Qualifications. The Board of Directors of this corporation shall be elected by the shareholders. The number of directors of this corporation shall be fixed at nine (9) and shall be modified from time to time in the discretion of the Board of Directors. The directors shall be chosen by ballot annually by the shareholders at their annual meeting or at any meeting held in place thereof as provided by law. Each director shall serve until the next annual meeting of the shareholders or until his successor is duly elected and qualified. Directors shall be of full age of the State of their residence and citizens of the United States, but directors need not be residents of the State of Tennessee nor shareholders of the corporation.

         3.2 Powers of Directors. The Board of Directors shall have the entire management of the business of the corporation. In the management and control of the property, business and affairs of the corporation, the Board of Directors is hereby vested with all the powers possessed by the corporation itself, so far as this delegation of authority is not inconsistent with the laws of the State of Tennessee, with the certificate of incorporation of the corporation, or with these bylaws. The Board of Directors shall have the power to determine what constitutes net earnings, profits, and surplus, respectively, what amount shall be reserved for working capital and to establish reserves for any other proper purpose, and what amount shall be declared as dividends, and such determination by the Board of Directors shall be final and conclusive. The Board of Directors shall have the power to declare dividends for and on behalf of this corporation, which dividends may include or consist of stock dividends.

         3.3 Regular Meetings of the Board. Immediately after the annual election of directors, the newly elected directors may meet at the same place for the purpose of organization, the election of corporate officers and the transaction of other business; if a quorum of the directors be then present no prior notice of such meeting shall be required. Other regular meetings of the Board shall be held at such times and places as the Board by resolution may determine and specify, and if so determined no notice thereof need be given, provided that unless all the directors are present at the meeting at which said resolution is passed, the first meeting held pursuant to said resolution shall not be held for at least five (5) days following the date on which the resolution is passed.

         3.4 Special Meetings. Special meetings of the Board of Directors may be held at any time or place whenever called by the President, or the Vice-President or the Treasurer or the Secretary, or by written request of at least two directors, or if there be less than five (5) directors in office, by any one director, notice thereof being given to each director by the Secretary or other officer calling the meeting, or they may be held at any time without formal notice provided all of the directors are present or those not present shall at any time waive or have waived notice thereof.

         3.5 Notice.  Notice of any special meetings shall be given at least two
(2) days previously thereto by written notice delivered personally or by telegram. If mailed, such notice shall be mailed to each director at his business address no less than five (5) days previously thereto, and shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company.

         3.6 Meetings by any Form of Communication. The Board of Directors shall have the power to permit any and all directors to participate in a regular or special meeting by, or conduct the meeting through the use of any means of communication by which all directors participating may simultaneously hear each other during the meeting. A Director participating in a meeting by this means is deemed to be present in person at the meeting.

         3.7 Quorum. A majority of the members of the Board of Directors as constituted for the time being shall constitute a quorum for the transaction of business, but a lesser number may adjourn any meeting and the meeting may be held as adjourned without further notice. When a quorum is present at any meeting, a majority of the members present thereat shall decide any question brought before such meeting, except as otherwise provided by law or by these bylaws. The fact that a director has an interest in a matter to be voted on by the meeting shall not prevent his being counted for purposes of a quorum.

         3.8 Vacancies. Any vacancy occurring in the Board of Directors, including vacancies by virtue of removal for cause, may be filled by the vote of a majority of the Directors then serving as directors.

         3.9 Compensation. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as a director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

         3.10 Removal. Any director may be removed without cause by a majority vote of the shareholders. A director may be removed for cause by a majority of the entire Board of Directors. Cause shall be defined as the final conviction of a felony, declaration of unsound mind by court order, adjudication of bankruptcy, nonacceptance of office or conduct prejudicial to the interest of the corporation. A director may be removed by the Shareholders or directors only at a meeting called for the purpose or removing him and the meeting notice must state that the purpose, or one of the purposes, of the meeting is the removal of a director or directors.

         3.11 Committees. The majority of the Board of Directors may appoint an executive committee or such other committees as it may deem advisable, composed of one (1) or more directors, and may delegate authority to such committees as is not inconsistent with the Tennessee Business Corporation Act. The members of such committee shall serve at the pleasure of the Board of Directors.

         3.12 Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

         3.13 Informal Action by Directors. Any action required to be taken at a meeting of the Board of Directors, or any other action which may be taken at a meeting of the Board of Directors, may be taken without a meeting if all directors consent to taking such action without a meeting. If all directors consent to taking such action without a meeting, the affirmative vote of the majority of the directors is the act of the board. The action must be evidenced by one or more written consents describing the action taken, signed by each director, indicating each signing director's vote or abstention on the action, and shall be included in the minutes or filed with the corporate records reflecting the action taken.

                                   ARTICLE IV

                                WAIVER OF NOTICE

         Whenever any notice whatever is required to be given by these bylaws, or the certificate of incorporation of this corporation, or any other corporation laws of the State of Tennessee, a waiver thereof in writing signed by the person or persons entitled to such notice and filed with the minutes or corporate records, whether before or after the time stated therein, shall be deemed equivalent thereto. Where the person or persons entitled to such notice sign the minutes of any shareholder's or directors meeting, which minutes contain the statement that said person or persons have waived notice of the meeting, then such person or persons are deemed to have waived notice in writing.

                                   ARTICLE V

                                    OFFICERS

         5.1 Number. The officers of the corporation shall be a Chairman of the Board, a President, one or more Vice Presidents (the number thereof to be determined by the Board of Directors), a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person, except the offices of President and Secretary.

         5.2 Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held in such meeting, such election shall be held as soon thereafter as conveniently may be. No officer shall be elected for a term in excess of one (1) year. Subject to the foregoing, each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

         5.3 Removal. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

         5.4 Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

         5.5 Chairman of the Board. The Chairman shall, when present, preside at all meetings of the shareholders and of the Board of Directors and in general shall perform all duties incident to the office of Chairman and such other duties as may be prescribed by the Board of Directors from time to time.

         5.6 The President. The President shall be subject to the control of the Board of Directors and shall in general supervise and control all of the business and affairs of the corporation. He shall, in the absence of the Chairman, preside at all meetings of the shareholders and of the Board of Directors. He may sign, with the Secretary or any other proper officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of the corporation, any deed, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

         5.7 The Secretary. The Secretary shall: (a) keep the minutes of the shareholders' and of the Board of Directors' meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) be custodian of the corporate records and of the seal (if any) of the corporation and see that said seal is affixed to all documents, the execution of which on behalf of the corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the President certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the corporation; and (g) in general perform all duties as from time to time may be assigned to him by the President or by the Board of Directors.

         5.8 The Treasurer. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine. He shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article VI of these bylaws; and
(b) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

         5.9 Assistant Secretaries and Assistant Treasurers. The Assistant Secretaries, when authorized by the Board of Directors, may sign with the President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

         5.10 Registered Agent. The Board of Directors shall appoint a Registered Agent for the corporation in accordance with the Tennessee Business Corporation Act and may pay the agent such compensation from time to time as it may deem appropriate.

                                   ARTICLE VI

                      CONTRACTS, LOANS, CHECKS AND DEPOSITS

         6.1 Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

         6.2 Loans. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances. Provided, however, that the corporation shall not make any loan other than a sale on credit in the ordinary course of business or a life insurance policy loan, either directly or indirectly, to any director or officer of the corporation except with the consent of the holders of a majority of all the outstanding shares owned or controlled by shareholders other than a shareholder for whose benefit such action is being taken, or if the Board of Directors determines that the loan benefits the corporation and approves the transaction.

         6.3 Checks, Drafts, etc. All checks, drafts, or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

         6.4 Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may select.

                                  ARTICLE VII

                                 SHARES OF STOCK

         7.1 Certificates for Shares. Certificates representing shares of the corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the President or Vice- President and by the Secretary or an Assistant Secretary. All such certificates shall state the name of the corporation, that it is organized under the laws of the State of Tennessee, the name of the person to whom issued, and the number of shares and class of shares that the certificate represents. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the corporation as the Board of Directors may prescribe.

         7.2 Transfer of Shares. Shares of stock may be transferred by delivery of the certificate accompanied either by an assignment in writing on the back of the certificate or by a written power of attorney to sell, assign and transfer the same on the books of the corporation, signed by the person appearing by the certificate to be the owner of the shares represented thereby, and shall be transferable on the books of the corporation upon surrender thereof so assigned or endorsed. The person registered on the books of the corporation as the owner of any shares of stock shall be entitled to all the rights of ownership with respect to such shares. It shall be the duty of every shareholder to notify the corporation of his post office address.

                                  ARTICLE VIII

                                    DIVIDENDS

         The Board of Directors may from time to time declare, and the corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by the Tennessee Business Corporation Act and by its charter.

                                   ARTICLE IX

                                   FISCAL YEAR

         The books of the corporation shall be on a calendar or fiscal year basis as determined by resolution of the Board of Directors.

                                   ARTICLE X

                                      SEAL

         This corporation may or may not have a seal and in any event the failure to affix a corporate seal to any instrument executed by the corporation shall not affect the validity thereof. If a seal is adopted, the seal of this corporation shall include the following letters cut or engraved thereon:

                    TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.
                                "CORPORATE SEAL"
                                      2002
                                   "TENNESSEE"


                                   ARTICLE XI

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         11.1 Civil Proceedings. The corporation shall indemnify an individual made a party to a proceeding because he is or was a director or officer of the corporation against liability incurred in any civil proceeding if he conducted himself in good faith and in the case of conduct in his official capacity with the corporation, he reasonably believed that his conduct was in the best interest of the corporation, or in all other cases he reasonably believed that his conduct was at least not opposed to the best interest of the corporation.

         11.2 Criminal Proceedings. The corporation shall indemnify any individual made a party to a criminal proceeding because he is or was a director or officer of the corporation against any liability incurred in any criminal proceeding if he had no reasonable cause to believe his conduct was unlawful.

         11.3 Employee Benefit Plan. The corporation shall indemnify any individual made a party to any proceeding because he is or was a director or officer of the corporation against any liability incurred in any proceeding relating to any employee benefit plan maintained by the corporation if his conduct with respect to said employee benefit plan was for a purpose he reasonably believed to be in the interests of the participants and the beneficiaries of the plan and his conduct was not opposed to the best interests of the corporation.

         11.4 Limitations. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director or officer did not meet the standard of conduct required in this Article. However, the corporation will not indemnify a director or officer if in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. The corporation will indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or officer of the corporation against reasonable expenses incurred by him in connection with the proceeding.

         11.5 Advance for Expenses. The corporation shall pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of final disposition of the proceeding if the director or officer furnishes the corporation a written affirmation of his good faith belief that he has met the standard of conduct required in this Article, furnishes the corporation a written undertaking, executed personally or on his behalf, secured or unsecured, to repay the advance if it is ultimately determined that he did not meet the required standard of conduct, and a determination is made that the facts then known to those making the determination would not preclude indemnification of said director or officer.

         11.6 Authorization. A majority vote of the Board of Directors shall determine whether or not indemnification of a director or officer is permissible under the circumstances because he has met the required standard of conduct. Alternatively, a majority vote of the Board of Directors may appoint an independent special legal counsel to determine whether or not indemnification of a director or officer is permissible under the circumstances because he has met the required standard of conduct.

         11.7 Insurance. The corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the corporation would have power to indemnify him against the same liability under applicable state law.

         11.8 Interpretation. This Article shall be interpreted to allow indemnification of directors and officers to the fullest extent allowable under Title 48 of the Tennessee Code Annotated as amended from time to time.

                                  ARTICLE XII

                                   AMENDMENTS

         The bylaws of this corporation may be altered, amended or repealed and new bylaws may be adopted at any meeting of the Board of Directors of the corporation by a majority vote of the directors present at the meeting or at any meeting of the shareholders if the votes cast favoring the amendment exceed the votes cast opposing the amendment.

         THESE BYLAWS ADOPTED this 25th day of February 2002.

                                            ATTEST:


                                            /s/ Thomas E. Tuck
                                            ------------------
                                            President

                                                                       EXHIBIT 4

NUMBER                                                                    SHARES

---------                                                               --------

                    TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.
                              OAK RIDGE, TENNESSEE

                                  COMMON STOCK


THIS CERTIFIES THAT

is the owner of

              SHARES OF COMMON STOCK ($1.00 PAR VALUE PER SHARE) OF

                    Tennessee Valley Financial Holdings, Inc.

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

         IN WITNESS WHEREOF, the said Corporation has caused this Certificate to be signed by its duly authorized officers.

Dated:

                                                                            SEAL


------------------------------------        -----------------------------------
SECRETARY                                                     PRESIDENT

         The following abbreviations, when used in the inscription of the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM -- as tenants in common                         UNIF TRANS MIN ACT --______ Custodian
TEN ENT -- as tenants by the entireties                                     (Cust)
JT TEN  -- as joint tenants with right of                                    ______ under Uniform
           survivorship and not as tenants in common                        (Minor)
                                                                            Transfer to Minors
                                                                             ______
                                                                            (State)

         Additional abbreviations may also be used though not in the above list.

                  For value received ____________________ hereby sell, assign and transfer unto:

Taxpayer Identification Number                                         SHARES

--------------------------------                                       --------


Please print or type name and address of assignee

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   For value received ________________ hereby sell, assign and transfer unto:

Taxpayer Identification Number                                          SHARES

--------------------------------                                        --------


Please print or type name and address of assignee

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

________________________________ of the capital stock represented by the within Certificate and do hereby irrevocably constitute and appoint _______________________ Attorney to transfer the said stock on the books of the within named Company with full power of substitution in the premises.

Date ______________, 20_____
                                            ------------------------------------
                                            Signature(s)

                                            ------------------------------------
                                            Signature(s)


NOTICE: THE SIGNATURE(S) ON THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME(S) AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER.


A NOTARY SEAL IS NOT ACCEPTABLE, THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION SUCH AS A COMMERCIAL BANK, TRUST COMPANY, SAVINGS AND LOAN, CREDIT UNION OR BROKER WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO SEC RULE 17AD-15.



                                             -----------------------------------
                                               Medallion signature(s) guarantee:

                                                                       EXHIBIT 5

              OPINION OF BAKER, DONELSON, BEARMAN & CALDWELL, P.C.

            [Letterhead of Baker, Donelson, Bearman & Caldwell, P.C.]








                                  June 13, 2002



Tennessee Valley Finacial Holdings, Inc.
401 S. Illinois Ave.
Oak Ridge, Tennessee  37830

RE: Registration Statement on Form 10-SB for Tennessee Valley Financial Holdings, Inc.

Gentlemen:

         We have acted as special counsel to Tennessee Valley Financial Holdings, Inc., a Tennessee corporation (the "Company"), in connection with the registration of the common stock, $1.00 par value, of the Company (the "Common Stock"). This opinion is being furnished in accordance with the requirements of
Item 2, Part III of Form 1-A under the Securites Act of 1933, as amended (the "1933 Act") In arriving at the opinions expressed herein, among other things, we have examined the following:

         (a)      The Company's Form 10-SB;

         (b)      The Company's Amended and Restated Charter (the "Charter") and
                  the  Charter  of  TNBank,  a  Tennessee  banking   corporation
                  ("TNBank");

         (d)      The Company's Bylaws (the "Bylaws") and the Bylaws of TNBank;

         (e)      The minute book of the Company; and

         (f) Copies of certain resolutions adopted by the Board of Directors of the Company and TNBank relating to the issuance of the Common Stock, the acquisition of TNBank by the Company, the filing of the Registration Statement and any amendments or supplements thereto and related matters.

         In addition, we have examined and relied on the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other instruments and certificates of public officials, officers and representatives of the Company and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

         In our examination, we have assumed legal capacity of all natural persons, the genuineness of the signatures of persons signing on behalf of all parties all documents and instructions in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto and the due authorization, execution and delivery of all documents by the parties thereto. We have also assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies.

         Whenever the opinions expressed herein and other statements contained herein with respect to the existence or absence of facts is indicated to be based on our knowledge or awareness, we are referring to the actual present knowledge of those Baker, Donelson, Bearman & Caldwell attorneys who have participated in or are otherwise responsible for our representation of the Company. Except as expressly set forth herein, we have not undertaken any independent investigation to determine the existence or absence of such facts, and no inference as to our knowledge concerning such facts should be drawn from the fact that such representation has been undertaken by us.

         Based on the foregoing and subject to the assumptions, exceptions and limitations set forth herein, we are of the opinion that:

         The Common Stock to be registered hereby is duly authorized and validly issued and is fully paid and nonassessable.

         In rendering the opinions expressed herein, we have relied to the extent we deem proper as to matters of fact on the certificates identified above. Each of the foregoing is in a form satisfactory to us and nothing has come to our attention that would cause us to believe that you and we are not justified in relying thereon.

         Our opinions are given as of the date hereof and are limited in all respects to the law and facts existing as of the date hereof. We assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention or any changes in laws which may hereafter occur.

         We are admitted to practice law in the State of Tennessee. We do not express any opinion with respect to the effect of any laws other than the applicable federal laws of the United States of America and the internal laws of the State of Tennessee.

         This letter is solely for your benefit to the extent described herein and, without our prior written consent, is not to be (i) used or relied upon by you for any other purpose or by any other person for any purpose or (ii) circulated or quoted for any purpose.



                                          Very truly yours,

                                          BAKER, DONELSON, BEARMAN & CALDWELL,
                                            a Professional Corporation


                                            By: /s/ Linda M. Crouch
                                            -----------------------
                                                   Linda M. Crouch

                                                                    EXHIBIT 10.1

              2002 INCENTIVE AND NONQUALIFIED STOCK OPTION PLAN FOR
             EMPLOYEES OF TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.
                              AND ITS SUBSIDIARIES


         TENNESSEE VALLEY FINANCIAL HOLDINGS, INC., a Tennessee corporation (the "Company"), hereby adopts this Incentive and Nonqualified Stock Option Plan for employees of the Company and its Subsidiaries as defined under Section 1.16. The purposes of this Plan are as follows:

         (1) To further the growth, development and financial success of the Company by providing additional incentives to employees of the Company and its Subsidiaries by assisting them to become owners of capital stock of the Company and thus to benefit directly from its growth, development and financial success.

         (2) To enable the Company and its Subsidiaries to obtain and retain the services of the type of employees considered essential to the long range success of the Company by providing and offering them an opportunity to become owners of capital stock of the Company under Options as defined under Section 1.10.

                                   ARTICLE I.
                                   DEFINITIONS

         1.1 General. Whenever the following terms are used in this Plan they shall have the meaning specified below unless the context clearly indicates to the contrary.

         1.2 Board. "Board" shall mean the Board of Directors of the Company.

         1.3 Code. "Code" shall mean the Internal Revenue Code of 1986, as amended.

         1.4 Committee. "Committee" shall mean the Compensation Committee of the Board, appointed as provided in Section 6.1.

         1.5 Common Stock. "Common Stock" shall mean the common stock, no par value per share, of the Company.

         1.6 Company. "Company" shall mean Tennessee Valley Financial Holdings, Inc. and those corporations, if any, which are from time to time, its Subsidiaries.

         1.7 Diluted Shares Outstanding. "Diluted Shares Outstanding" shall have the meaning given in Section 2.1.

         1.8 Director. "Director" shall mean a member of the Board.

         1.9 Employee. "Employee" shall mean any employee (as defined in accordance with the regulations and revenue rulings then applicable under
Section 3401(c) of the Code) of the Company or any of its Subsidiaries whether such employee is so employed at the time this Plan is adopted or becomes so employed subsequent to the adoption of this Plan.

         1.10 Option. "Option" shall mean an option granted under the Plan to purchase Common Stock. All Options are intended to be "incentive stock options" under Section 422 of the Code to the extent that such treatment is available in the Optionee's individual circumstances.

         1.11 Option  Price.  "Option  Price"  shall have the  meaning  given in
Section 4.2.

         1.12 Optionee. "Optionee" shall mean an Employee to whom an Option is granted under the Plan.

         1.13 Plan. "Plan" shall mean the 2002 Incentive and Nonqualified Stock Option Plan for Employees of the Company and Subsidiaries, as may be amended from time to time.

         1.14 Pronouns. The masculine pronoun shall include the feminine and neuter and the singular shall include the plural, where the context so indicates.

         1.15 Stock Option Agreement. "Stock Option Agreement" shall mean a Stock Option Subscription Agreement between the Optionee and the Company.

         1.16 Subsidiary. "Subsidiary" shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations, or if each group of commonly controlled corporations, other than the last corporation in an unbroken chain then owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

                                   ARTICLE II.
                             SHARES SUBJECT TO PLAN

         2.1 Shares Subject to Plan. The shares of stock subject to Options shall be shares of Common Stock of the Company. The aggregate number of shares of Common Stock which may be issued upon exercise of Options under the Plan shall not exceed, as of any date upon which an Option is granted, the lesser of
(a) 20% of the Diluted Shares Outstanding or (b) 213,612 shares (subject to adjustment as provided in Section 4.6 hereof).

         "Diluted Shares Outstanding" shall mean, as of any date, (1) the number of outstanding shares of Common Stock of the Company on such date, plus (2) the number of shares of Common Stock issuable upon such date assuming the conversion of all outstanding preferred stock and convertible notes, plus (3) the additional number of dilutive Common Stock equivalent shares outstanding as the result of any options or warrants outstanding during the fiscal year, calculated using the treasury stock method.

         2.2 Unexercised Options. If any Option expires or is cancelled without having been fully exercised, the number of shares subject to such Option but as to which such Option was not exercised prior to its expiration or cancellation may again be optioned hereunder, subject to the limitations of Section 2.1 and the other terms and provisions of this Plan.

                                  ARTICLE III.
                               GRANTING OF OPTIONS

         3.1 Eligibility. Any Employee of the Company shall be eligible to be granted Options.

         3.2 Granting of Options. The Committee shall from time to time, in its absolute discretion:

                  (i) select from such Employees (including those to whom Options have been previously granted under the Plan) such of them as in its opinion shall be granted Options; and

                  (ii) determine the number of shares to be subject to such Options granted to such selected Employees; and

                  (iii) determine the terms and conditions of such Options, consistent with the Plan; and

                  (iv) establish such conditions as to the manner of exercise of such Options as it may deem necessary, including but not limited to requiring Optionees to enter into agreements regarding transferability and other restrictions with respect to shares issuable upon exercise of such Options.

         3.3 Expiration of Time to Make Grants. No Option may be granted under this Plan after the expiration of ten (10) years from the date the Plan is adopted by the Board or the date the shareholders of the Company approve this Plan, if earlier.

                                   ARTICLE IV.
                                TERMS OF OPTIONS

         4.1 Option Agreement. Each Option shall be evidenced by a written Stock Option Agreement, which shall be executed by the Optionee and an authorized officer of the Company, and which shall contain such terms and conditions as the Committee shall determine, consistent with the Plan.

         4.2 Option Price. The purchase price under each Option shall be determined by the Committee at the time the Option is granted, but in no event shall such purchase price be less than one hundred percent (100%) of the fair market value of the shares of Common Stock of the Company on the date of grant. "Fair market value" for purposes of the Plan shall be an amount determined by the Committee in the exercise of its reasonable judgment, taking into account such factors as it deems relevant, including any recent transactions involving the common stock of the Company.

         4.3  Commencement  of  Exercisability.  Subject  to the  provisions  of
Section 7.2, Options shall become exercisable at such times and in such installments (which may be cumulative) as the Committee shall provide in the terms of each individual Stock Option Agreement; provided, however, that by a resolution adopted after an Option is granted the Committee may, on such terms and conditions as it may determine to be appropriate and subject to
Section 7.2, accelerate the time at which such Option or any portion thereof may be exercised.

         4.4 Expiration of Options. No Option may be exercised to any extent by anyone after, and every Option shall expire no later than, the expiration of ten
(10) years from the date the Option was granted. Subject to the provisions of this Section 4.4, the Committee shall provide, in the terms of each individual Stock Option Agreement, when the Option expires and becomes unexercisable.

         4.5 No Right to Continue in Employment. Nothing in this Plan or in any Stock Option Agreement hereunder shall confer upon any Optionee any right to continue in the employ or service of the Company or shall interfere with or restrict in any way the rights of the Company, which are hereby expressly reserved, to discharge any Optionee at any time for any reason whatsoever, with or without good cause.

         4.6 Adjustments in Outstanding Options. If the outstanding shares of Common Stock subject to Options are, from time to time, changed into or exchanged for a different number or kind of shares of capital stock or other securities of the Company, or of another corporation, by reason of a reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, stock dividend, combination of shares or otherwise, there shall automatically be made, without action by the Committee, an appropriate adjustment in the aggregate number and kind of shares which may be issued pursuant to Section 2.1 hereof and the number and kind of shares as to which all outstanding Options, or portions thereof then unexercised, shall be exercisable. Such adjustment in an outstanding Option shall be made without change in the total price applicable to the Option or the unexercised portion of the Option (except for any change in the aggregate price resulting from rounding-off of share quantities or prices) and with any necessary corresponding adjustment in Option Price per share. No fractional shares shall be issued, and any fractional shares resulting from computations pursuant to this Section 4.6 shall be eliminated from the respective Options.

                                   ARTICLE V.
                               EXERCISE OF OPTIONS

         5.1 Persons Eligible to Exercise. During the lifetime of the Optionee, only the Optionee or the Optionee's guardian or conservator, as appointed by the appropriate judicial authority, may exercise an Option granted to such Optionee, or any portion thereof. After the death of the Optionee, any exercisable portion of an Option may, prior to the time when such portion becomes unexercisable under the terms of Section 4.4 or the Optionee's Stock Option Agreement, be exercised by the Optionee's personal representative as appointed by the appropriate judicial authority or by any person empowered to do so under the deceased Optionee's will as probated or under the then applicable laws of descent and distribution.

         5.2  Partial  Exercise.  At  any  time  prior  to  the  time  when  any exercisable Option or exercisable portion thereof expires or becomes unexercisable under the terms of Section 4.4 or the Optionee's Stock Option Agreement, such Option or portion thereof may be exercised in whole or in part; provided, however, that the Company shall not be required to issue fractional shares or to convert fractional shares into cash.

         5.3 Manner of Exercise. An exercisable Option, or any exercisable portion thereof, may be exercised solely by delivery to the Secretary of the Company or Assistant Secretary or his office of all of the following prior to the time when such Option or such portion becomes unexercisable under the terms of Section 4.4 or the Optionee's Stock Option Agreement:

                  (i) Notice in writing signed by the Optionee or other person then entitled to exercise such Option or portion thereof, stating that such Option or portion thereof is exercised; and

                  (ii) Full payment of the Option Price (which shall be payable in cash, by cashier's check, certified check or a combination thereof) for the shares with respect to which such Option or portion thereof is thereby exercised, together with payment or arrangement for payment of federal income or other tax, if any, required to be withheld by the Company with respect to such shares; and

                  (iii) In the event that the Option or portion thereof shall be exercised pursuant to Section 5.1 by any person or persons other than the Optionee, appropriate proof of the right of such person or persons to exercise the Option or portion thereof as determined in the sole and absolute discretion of the Committee or its counsel; and

                  (iv) Such representations and documents as the Committee deems necessary or advisable to effect compliance with all applicable provisions of the Securities Act of 1933, as amended, and any other federal, state or foreign securities laws or regulations. The Committee may, in its absolute discretion, also take whatever additional actions it deems appropriate to effect such compliance, including, without limitation, placing legends on share certificates and issuing stock-transfer orders to transfer agents and registrars.

         5.4 Rights as Shareholders. The holders of Options shall not be, nor have any of the rights or privileges of, shareholders of the Company in respect of any shares purchasable upon the exercise of any part of an Option, unless and until certificates representing such shares have been issued by the Company and delivered to such holders. No adjustment shall be made for cash dividends for which the record date is prior to the date such stock certificate is issued.

                                   ARTICLE VI.
                                 ADMINISTRATION

         6.1 Stock Option Committee. The Committee shall consist of at least three (3) Directors. Appointment of Committee members by the Board shall be effective upon acceptance of appointment, and Committee members may resign at any time by delivering written notice to the Board. Vacancies in the Committee shall be filled by the Board. Committee members shall be appointed by and shall serve at the pleasure of the Board, and the Board may from time to time remove members from, or add members to, the Committee and shall fill any vacancy on the Committee. If the Company registers any of its equity securities under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no person shall be eligible to serve on the Committee unless such person is then a "Non-Employee Director" within the meaning of paragraph (b)(3) of Rule 16b-3 which has been adopted by the Securities and Exchange Commission under the Exchange Act, as such Rule or its equivalent is then in effect.

         6.2 Duties and Powers of Committee. It shall be the duty of the Committee to conduct the general administration of the Plan in accordance with its provisions. The Committee shall have the power to interpret the Plan and the Options and to adopt such rules for the administration, interpretation, and application of the Plan as are consistent herewith and to interpret, amend or revoke any such rules. Any such interpretation and rules shall be consistent with the basic purpose of the Plan to grant Options.

         6.3 Majority Rule. The Committee shall act by a majority of its members in office and the Committee may act either by vote at a telephonic or other meeting or by a memorandum or other written instrument signed by a majority of the Committee. The Secretary of the Company or the Assistant Secretary or the designee of either shall keep minutes of all meetings of the Committee. The Committee shall make such rules of procedure for the conduct of its business as it shall deem advisable.

         6.4 Compensation; Professional Assistance; Good Faith Actions. Members of the Committee shall not receive compensation for their services as members, but all expenses and liabilities they incur in connection with the administration of the Plan shall be borne by the Company. The Committee may employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Committee, the Company and the officers and Directors of the Company shall be entitled to rely upon the advice, opinions or valuations of any such persons. No member of the Committee shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or the Options, and all members of the Committee shall be fully protected and held harmless by the Company in respect to any such action, determination or interpretation.

                                  ARTICLE VII.
                            MISCELLANEOUS PROVISIONS

         7.1 Options Not Transferable. No Option or interest or right therein, whether in whole or in part, shall be subject to disposition by transfer, gift, alienation, anticipation, pledge, encumbrance, assignment or any other means, whether such disposition be voluntary or involuntary or by operation of law or by claim, judgment, levy, attachment, garnishment or any other legal or equitable proceeding (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect; provided, however, that nothing in this Section 7.1 shall prevent transfers by will or by the applicable laws of descent and distribution to the extent contemplated hereby.

         7.2 Amendment, Suspension or Termination of the Plan. The Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Board. However, without approval of the Company's shareholders given within twelve (12) months before or after the action by the Board or the Committee, no action of the Committee or the Board may increase any limit imposed in Section 2.1 on the maximum number of shares which may be issued upon exercise of Options, reduce the minimum option price requirements in Section 4.2 or extend the limit imposed in Section 3.4 on the period during which Options may be granted. Neither the amendment, suspension nor termination of the Plan shall, without the consent of the holder of the Option, alter or impair any rights or obligations under any Option theretofore granted. No Option may be granted during any period of suspension nor after termination of the Plan.

         7.3 Effect of Plan Upon Other Options and Compensation Plans. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company. Nothing in this Plan shall be construed to limit the right of the Company (a) to establish, modify, or terminate any other forms of incentives or compensation, including, but not limited to, cash bonuses, for Employees of the Company; or (b) to grant or assume options otherwise than under the Plan in connection with any proper corporate purpose, including, but not by way of limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, joint ventures, subsidiaries, firm or association.

         7.4 Application of Proceeds. The proceeds received by the Company from the sale of its shares of Common Stock under the Plan will be used for general corporate purposes.

         7.5 Titles. Titles are provided for convenience only and are not to serve as a basis for interpretation or construction of the Plan.

         7.6 Interpretation. The Options granted under this Plan are intended to be "incentive stock options" as defined by Section 422 of the Code insofar as possible, and the provisions of this Plan and all Stock Option Agreements shall be construed in accordance with that intention. If any provision of this Plan or any Stock Option Agreement shall be inconsistent or in conflict with any applicable requirement for an incentive stock option, then such requirement shall be deemed to override and supersede the inconsistent or conflicting provision; provided, however, the foregoing provision shall not limit the Company from granting to any Optionee Options which are in excess of the amount which may be treated as incentive stock options, and any Options so granted in excess of the limitations in Section 422(d) of the Code shall be treated as nonqualified stock options; provided further, however, if the normal date of exercise of the Option is accelerated because of a sale of the Company or other similar event as provided in any Stock Option Agreement, such acceleration shall nevertheless occur even if it shall cause all or a part of the Option to no longer be an incentive stock option. Any provision required by the Code for an incentive stock option that is omitted from this Plan or the Stock Option Agreement shall be incorporated herein or therein by reference and shall apply retroactively, if necessary, and shall be deemed a part of this Plan and any Stock Option Agreement entered into under this Plan to the same extent as though expressly set forth herein or therein. The Committee may amend this Plan or amend the terms of any Stock Option Agreement in any manner that may be required in order for the Options granted under this Plan to comply with the applicable requirements for incentive stock options, and, if necessary, any such amendments shall apply retroactively to the adoption of this Plan.

         7.7 Effective Date. This Plan shall become effective as of the date of its adoption by the Board; provided, however, that the Plan shall be approved by the vote of the holders of a majority of the outstanding shares of the Company's Common Stock within twelve (12) months before or after the adoption of the Plan by the Board.

                                                                      EXHIBIT 21

            SUBSIDIARIES OF TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.

TNBank, a Tennessee banking corporation, Oak Ridge, Tennessee

                                                                    EXHIBIT 23.1
                     CONSENT OF CERTIFIED PUBLIC ACCOUNTANTS

                      [Letterhead of Pugh & Company, P.C.]

         We hereby consent to the inclusion in this registration statement filed by Tennessee Valley Financial Holdings, Inc. on Form 10-SB under the Securities Exchange Act of 1934 of our report dated February 1, 2001, on our audit of the financial statements of TNBank as of December 31, 2001, 2000 and 1999 and for the years then ended.

/s/ Pugh & Company, P.C.
------------------------
Pugh & Company, P.C.
Knoxville, Tennessee
June 13, 2002

                                                                    EXHIBIT 23.2
                               CONSENT OF COUNSEL

           [Letterhead of Baker, Donelson, Bearman and Caldwell, P.C.]

         We hereby consent to the inclusion of our opinion as an exhibit to this registration statement filed by Tennessee Valley Financial Holdings, Inc. on Form 10-SB under the Securities Exchange Act of 1934. By giving you this opinion and consent, we do not admit that we are experts with respect to any part of the registration statement within the meaning of the term "expert" as used in
Section 11 of the Securities Act of 1933 (the "Securities Act"), or the rules and regulations promulgated thereunder, nor do we admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

                                      Baker, Donelson, Bearman & Caldwell,
                                      a Professional Corporation

                                      By:  /s/ Linda M. Crouch
                                      ------------------------
                                              Linda M. Crouch

                                                                    EXHIBIT 99.1
                          INDEX TO FINANCIAL STATEMENTS

                                     TNBANK

FINANCIAL STATEMENTS                                                      PAGE

Independent Auditor's Report..............................................F-2

Balance Sheets at December 31, 2001 and 2000..............................F-3

Statements of Income
for the years ended December 31, 2001, 2000 and 1999......................F-4

Statements of Comprehensive Income
for the years ended December 31, 2001, 2000 and 1999......................F-5

Statements of Changes in Shareholders' Equity
for the three years ended December 31, 2001...............................F-6

Statements of Cash Flows
for the years ended December 31, 2001, 2000 and 1999......................F-7

Notes to Financial Statements
for the years ended December 31, 2001, 2000 and 1999......................F-9

Condensed Balance Sheets
as of March 31, 2002 and December 31, 2001................................F-25

Condensed Statements of Income
for the three months ended March 31, 2002 and 2001........................F-26

Condensed Statement of Changes in Shareholders' Equity
for the three months ended March 31, 2002.................................F-27

Condensed Statements of Cash Flows
for the three months ended March 31, 2002 and 2001........................F-28

Condensed Statements of Comprehensive Income
for the three months ended March 31, 2002 and 2001........................F-29

Notes to Unaudited Condensed Financial Statements.........................F-30

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors
TNBank
Oak Ridge, Tennessee


We have audited the accompanying balance sheets of TNBank as of December 31, 2001 and 2000 and the related statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the years ended December 31, 2001, 2000, and 1999. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TNBank as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000, and 1999 in conformity with accounting principles generally accepted in the United States of America.



                                                    /s/ Pugh & Company, P.C.
                                                    ------------------------
                                                    Certified Public Accountants
                                                    February 1, 2002

                                     TNBANK
                                 BALANCE SHEETS
                                                       As of December 31,            2001                  2000
                                                                               ------------------     ----------------
                                 ASSETS
Cash and Due From Banks                                                     $          2,084,774   $        1,564,354
Federal Funds Sold                                                                             0            4,510,000
                                                                               ------------------     ----------------
   Total Cash and Cash Equivalents                                                     2,084,774            6,074,354
Investment Securities:
 Available for Sale, at Fair Value                                                    14,117,881           12,985,374
 Held to Maturity, at Amortized Cost                                                           0            1,000,000
Loans, Net                                                                            67,114,997           55,162,866
Loans Held for Sale, at Fair Value                                                     2,613,750                    0
Premises and Equipment, Net                                                            3,461,813            2,659,039
Accrued Interest Receivable                                                              544,170              506,542
Prepaid Income Taxes                                                                           0               69,203
Deferred Income Taxes                                                                    168,611              144,449
Prepaid Expenses and Other                                                                55,803               34,981
                                                                               ------------------     ----------------
TOTAL ASSETS                                                                $         90,161,799   $       78,636,808
                                                                               ==================     ================
                         LIABILITIES AND EQUITY
LIABILITIES
 Deposits:
  Demand                                                                    $         33,061,571   $       26,571,187
  Term                                                                                42,769,739           41,701,120
                                                                               ------------------     ----------------
   Total Deposits                                                                     75,831,310           68,272,307

 Advances From Federal Home Loan Bank                                                  6,755,000            3,500,000
 Accrued Interest Payable                                                                407,058              501,185
 Accrued  Income Taxes                                                                    79,585                    0
 Other                                                                                   203,343               92,817
                                                                               ------------------     ----------------
   Total Liabilities                                                                  83,276,296           72,366,309
                                                                               ------------------     ----------------
SHAREHOLDERS' EQUITY
 Common Stock, Par Value $1, Authorized 2,000,000
  Shares; Issued and Outstanding 534,030 Shares in 2001
  and 2000                                                                               534,030              534,030
 Capital in Excess of Par Value                                                        5,242,917            5,242,917
 Retained Earnings                                                                       998,344              471,169
                                                                               ------------------     ----------------
                                                                                       6,775,291            6,248,116
 Accumulated Other Comprehensive Income                                                  110,212               22,383
                                                                               ------------------     ----------------
   Total Shareholders' Equity                                                          6,885,503            6,270,499
                                                                               ------------------     ----------------
TOTAL LIABILITIES AND EQUITY                                                $         90,161,799   $       78,636,808
                                                                               ==================     ================

         The accompanying notes are an integral part of these financial statements.

                                     TNBANK

                              STATEMENTS OF INCOME
                                        For the Years Ended December 31,          2001                2000                1999
                                                                             ----------------    ----------------    ---------------
INTEREST INCOME
 Loans (Including Fees)                                                   $        5,183,424  $       4,640,720   $       3,905,125
 Investment Securities                                                               893,544            787,795             620,604
 Federal Funds Sold                                                                  100,675            144,608             101,025
                                                                             ----------------    ----------------    ---------------
  Total Interest Income                                                            6,177,643          5,573,123           4,626,754

INTEREST EXPENSE                                                                   3,317,777          3,125,756           2,379,187
                                                                             ----------------    ----------------    ---------------
NET INTEREST INCOME                                                                2,859,866          2,447,367           2,247,567

PROVISION FOR LOAN LOSSES                                                            163,500            143,000             193,984
                                                                             ----------------    ----------------    ---------------
NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                                                                   2,696,366          2,304,367           2,053,583
                                                                             ----------------    ----------------    ---------------
NONINTEREST INCOME
 Service Charges On Demand Deposits                                                  253,070            220,970             178,797
 Fees on Loans Sold                                                                  243,775             41,748              61,630
 Net Gain (Loss) on Sales of Investment Securities Available for Sale                 12,827             (7,051)                (51)
 Other                                                                                48,279             24,802              19,789
                                                                             ----------------    ----------------    ---------------
  Total Noninterest Income                                                           557,951            280,469             260,165
                                                                             ----------------    ----------------    ---------------
NONINTEREST EXPENSE
 Salaries and Employee Benefits                                                    1,186,585          1,026,885             933,853
 Occupancy Costs                                                                     296,357            240,556             210,706
 Furniture and Equipment Depreciation
  and Maintenance                                                                    126,956             97,670              77,921
 Data Processing Fees                                                                204,002            163,514             152,555
 Office Supplies and Postage                                                         137,740            112,414             106,902
 Advertising and Promotion                                                           102,491             98,646              92,739
 Legal and Professional                                                               64,083             60,866              81,503
 Other                                                                               339,161            244,560             221,705
                                                                             ----------------    ----------------    ---------------
  Total Noninterest Expense                                                        2,457,375          2,045,111           1,877,884
                                                                             ----------------    ----------------    ---------------
NET INCOME BEFORE INCOME TAXES                                                       796,942            539,725             435,864

INCOME TAXES                                                                         269,767            150,472             126,961
                                                                             ----------------    ----------------    ---------------
NET INCOME                                                                $          527,175  $         389,253   $         308,903
                                                                             ================    ================    ===============
EARNINGS PER SHARE:
 Basic                                                                    $             0.99  $            0.73   $            0.58
                                                                             ================    ================    ===============
 Assuming Dilution                                                        $             0.99  $            0.73   $            0.57
                                                                             ================    ================    ===============

         The accompanying notes are an integral part of these financial statements.

                                     TNBANK

                       STATEMENTS OF COMPREHENSIVE INCOME








                                For the Years Ended December 31,         2001             2000              1999
                                                                     -------------     ------------     -------------
  NET INCOME                                                      $      527,175    $     389,253    $      308,903
                                                                     -------------     ------------     -------------
  OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
   Unrealized Gains (Losses) on Investment Securities Available          152,238          262,152          (236,967)
  for Sale

   Reclassification Adjustment for Net (Gains) Losses Included
    in Net Income                                                        (12,827)           7,050                50

   Income Taxes Associated With Unrealized Gains/Losses on
  Investment
    Securities Available for Sale                                        (51,582)        (102,298)           90,029
                                                                     -------------     ------------     -------------
   Other Comprehensive Income (Loss),  Net of Tax                         87,829          166,904          (146,888)
                                                                     -------------     ------------     -------------
  COMPREHENSIVE INCOME                                            $      615,004    $     556,157    $      162,015
                                                                     =============     ============     =============















         The accompanying notes are an integral part of these financial statements.



                                     TNBANK


                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                   For the Three Years Ended December 31, 2001



                                                                                               Accumulated
                                                         Capital in          Retained             Other                Total
                                          Common          Excess of          Earnings         Comprehensive        Shareholders'
                                          Stock           Par Value         (Deficit)         Income (Loss)           Equity
                                       -------------    --------------     -------------    ------------------    ----------------
BALANCES (DEFICIT),
 JANUARY 1, 1999                    $       529,363  $      5,177,579   $     (226,987)  $              2,367  $        5,482,322

Net Income                                        0                 0           308,903                     0             308,903

Other Comprehensive Loss                          0                 0                 0             (146,888)           (146,888)
                                       -------------    --------------     -------------    ------------------    ----------------
BALANCES, DECEMBER 31, 1999                 529,363         5,177,579            81,916             (144,521)           5,644,337

Net Income                                        0                 0           389,253                     0             389,253

Common Stock Options Exercised
 (2,500 Shares at $15 Per Share)              2,500            35,000                 0                     0              37,500

Common Stock Options Converted
 To Common Stock (6,500 in Options
 for 2,167 Shares)                            2,167            30,338                 0                     0              32,505

 Other Comprehensive Income                       0                 0                 0               166,904             166,904
                                       -------------    --------------     -------------    ------------------    ----------------
BALANCES, DECEMBER 31, 2000                 534,030         5,242,917           471,169                22,383           6,270,499

Net Income                                        0                 0           527,175                     0             527,175

Other Comprehensive Income                        0                 0                 0                87,829              87,829
                                       -------------    --------------     -------------    ------------------    ----------------
BALANCES, DECEMBER 31, 2001         $       534,030  $      5,242,917   $       998,344  $            110,212  $        6,885,503
                                       =============    ==============     =============    ==================    ================


         The accompanying notes are an integral part of these financial statements.


                                     TNBANK
                            STATEMENTS OF CASH FLOWS
                                        For the Years Ended December 31,     2001                 2000                1999
                                                                         ----------------     ----------------    ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income                                                              $    527,175         $    389,253        $    308,903
                                                                         ----------------     ----------------    ----------------
Adjustments to Reconcile Net Income to Net
 Cash Provided by Operating Activities:
  Provision for Loan Losses                                                   163,500              143,000             193,984
  Depreciation                                                                123,181               57,022              66,288
  Loss on Sales of Premises and Equipment                                       2,514                    0                   0
  Conversion of Stock Options - Charged to Compensation Expense                     0               32,505                   0
  Deferred Income Tax Benefit                                                 (75,744)             (16,160)            (76,915)
  Increase (Decrease) in Unearned Loan Fees                                    44,324               26,436             (31,512)
  Net Amortization of Premiums and Discounts on Investment
   Securities                                                                 (24,211)             (10,194)             23,218
  FHLB Stock Dividends                                                        (19,900)             (15,600)             (9,900)
  Net (Gain) Loss on Sales of Investment
   Securities Available for Sale                                              (12,827)               7,050                  50
  Fees on Loans Sold                                                         (230,930)             (13,493)            (61,630)
  Loss on Sales of Foreclosed Real Estate, Net                                      0                    0                 773
  (Increase) in Accrued Interest Receivable                                   (37,628)             (97,128)            (47,553)
  (Increase) Decrease in Prepaid Expenses and Other                           (20,822)              30,989             (43,965)
  (Increase) Decrease in Prepaid Income Taxes                                  69,203              (69,203)             26,939
  Increase (Decrease) in Accrued Interest Payable                             (94,127)             178,291              16,600
  Increase (Decrease) in Accrued Income Taxes                                  79,585             (203,562)            203,562
  Increase (Decrease) in Other Liabilities                                    110,526              (57,010)             74,474
                                                                         ----------------     ----------------    ----------------
   Total Adjustments                                                           76,644               (7,057)            334,413
                                                                         ----------------     ----------------    ----------------
    Net Cash Provided by Operating Activities                                 603,819              382,196             643,316
                                                                         ----------------     ----------------    ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
Investment Securities Available for Sale:
  Sales                                                                     1,114,035              740,156           1,918,752
  Purchases                                                                (6,611,128)          (4,742,688)         (7,857,738)
  Maturities                                                                2,550,000            1,175,000             650,000
  Principal Repayments Received                                             2,010,935              753,004           1,043,845
 Investment Securities Held to Maturity:
  Maturities                                                                1,000,000                    0           1,300,000
 Net Increase in Loans                                                    (12,159,955)          (7,314,427)         (8,769,119)
 New Loans Originated for Sale                                            (18,060,970)          (1,214,657)         (2,186,758)
 Proceeds From Sales of Loans                                              15,678,150            1,374,900           2,101,638
 Purchases of Premises and Equipment                                         (928,469)          (1,689,448)           (212,858)
 Proceeds From Sales of Foreclosed Real Estate                                      0                    0              30,000
                                                                         ----------------     ----------------    ----------------
    Net Cash Used in Investing Activities                                 (15,407,402)         (10,918,160)        (11,982,238)
                                                                         ----------------     ----------------    ----------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Net Increase in Deposits                                                   7,559,003           10,667,152           9,663,171
 Advances From Federal Home Loan Bank                                       3,255,000            1,500,000           1,000,000
 Proceeds From Issuance of Common Stock                                             0               37,500                   0
                                                                         ----------------     ----------------    ----------------
    Net Cash Provided by Financing Activities                              10,814,003           12,204,652          10,663,171
                                                                         ----------------     ----------------    ----------------

         The accompanying notes are an integral part of these financial statements.

                                     TNBANK

                                        For the Years Ended December 31,    2001                 2000                1999
                                                                        ----------------    -----------------    ----------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      (3,989,580)           1,668,688            (675,751)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                             6,074,354            4,405,666           5,081,417
                                                                        ----------------    -----------------    ----------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                $  2,084,774        $   6,074,354        $  4,405,666
                                                                        ================    =================    ================

Supplementary Disclosure of Cash Flow Information:
 Interest                                                               $  3,411,904        $   2,947,465        $  2,362,587
 Income Taxes                                                           $    197,174        $     417,218        $          0
Supplementary Disclosure of Noncash Investing Activities:
 Change in Unrealized Gain/Loss on Investment Securities
  Available for Sale                                                    $    139,411        $     269,202        $   (236,917)
 Change in Deferred Taxes Associated With Unrealized Gain/Loss on
  Investment Securities Available for Sale                              $    (51,582)       $    (102,298)       $     90,029
 Change in Net Unrealized Gain/Loss on Investment Securities
  Available for Sale                                                    $     87,829        $     166,904        $   (146,888)
 Conversion of 6,500 Stock Options to 2,167 Shares of Stock             $          0        $      32,505        $          0












         The accompanying notes are an integral part of these financial statements.

                                     TNBANK
                          NOTES TO FINANCIAL STATEMENTS
                        December 31, 2001, 2000 and 1999
NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - TNBank was incorporated on July 6, 1994 for the purpose of organizing a state-chartered commercial bank and commenced operations on May 30, 1995. TNBank provides a variety of banking services to individuals and businesses through its two offices in Oak Ridge and one office in Knoxville, Tennessee. Its primary deposit products are demand deposits and certificates of deposit, and its primary lending products are commercial business, real estate mortgage, and consumer installment loans.

Reclassifications - Certain items in the 1999 and 2000 financial statements have been reclassified to conform with the 2001 financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans (see below).

Statement of Comprehensive Income - In June 1997 the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting comprehensive income and its components in the financial statements. The object of the statement is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Items included in comprehensive income include revenues and gains and losses that under accounting principles generally accepted in the United States of America are directly charged to equity. Examples include foreign currency translations, pension liability adjustments, and unrealized gains and losses on investment securities available for sale.

Cash and Due From Banks - Cash and due from banks includes balances in four correspondent commercial banks located in the southeastern United States. Balances in correspondent bank accounts in excess of FDIC insurance limits are approximately $152,000 as of December 31, 2001 ($327,000 in 2000).

Federal Funds Sold - Federal funds sold consist of unsecured loans to two correspondent commercial banks located in the southeastern United States. The loans were repaid on the next business day.

Investment Securities - In accordance with SFAS No. 115, the Bank has segregated its investment securities into the following categories:

(a) Held to Maturity - These securities are carried at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income, using the level yield method. In placing securities in this category, management has expressed a positive intent and ability to hold such securities until they mature. The Bank has placed certain U.S. Treasury Securities and Obligations of U.S. Government Corporations and Agencies in its held to maturity portfolio.

(b) Available for Sale - All other debt securities and all equity securities have been placed in this category. These securities are carried at fair value based on quoted market prices for securities that are marketable. Fair value for nonmarketable securities is estimated to be equivalent to historical cost. Securities may be sold in response to changes in interest rates, liquidity needs, and for other purposes. Any unrealized gain or loss is reported in the statements of comprehensive income, net of any deferred tax effect. Realized gains and losses on the sales of investment securities available for sale are based on the net proceeds and amortized cost of the securities sold, using the specific identification method.

Recognition of Interest on Loans - Interest on loans is calculated using the simple interest method on the principal outstanding. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

Allowance for Loan Losses - The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated future cash flows. Because of uncertainties associated with regional economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that management's estimate of credit losses inherent in the loan portfolio and the related allowance may change materially in the near term. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

Loan Fees - Loan fees on long-term real estate loans, net of initial direct costs related to initiating and closing the loans, have been deferred and are being amortized into interest income over the remaining lives of the loans as an adjustment of yield using the interest method.

Loans Held for Sale - Loans held for sale are stated at fair value, which approximates book value as of December 31, 2001.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method using estimated useful lives of three to forty years.

Advertising and Promotion - Advertising and promotion costs are expensed as incurred.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of the allowance for loan losses, accumulated depreciation, and the conversion from the accrual basis of accounting for financial reporting purposes to the cash basis of accounting for tax reporting. The deferred tax assets and liabilities, which are recorded net of a valuation allowance, represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. See Note 10 for additional information.

Earnings Per Share - Earnings per share is based on the following for the years ended December 31:

                                                                           2001                 2000                 1999
                                                                      ----------------     ----------------    -----------------
Weighted Average Number of Shares Outstanding
 Used for Basic Calculation                                                   534,030              532,297              529,363
Effect of Dilutive Stock Options                                                  442                    0               11,629
                                                                      ----------------     ----------------    -----------------
 Number of Shares Used for Calculation Assuming Dilution                                           532,297              540,992
                                                                      ================     ================    =================

Stock options awarded to key employees to purchase 14,600 shares of common stock at $16 per share were not considered dilutive in 2000 and 1999 because the options' exercise price was greater than the average market price of the common shares for the corresponding period.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities are as follows:

                                                                       Investment Securities Available for Sale
                                                        ------------------------------------------------------------------------
                                                                               Gross              Gross             Estimated
                                                          Amortized          Unrealized         Unrealized            Fair
                                                             Cost              Gains              Losses              Value
                                                        ---------------    ---------------    ---------------     --------------
December 31, 2001:
 Debt Securities:
  U.S. Treasury Securities and Obligations of
   U.S. Government Corporations and Agencies         $       3,728,387  $          63,397  $         (2,375)   $      3,789,409
  Mortgage-Backed and Related Securities                     5,920,864             78,743           (11,892)          5,987,715
  Obligations of States and
   Political Subdivisions                                    3,091,345             42,240           (30,837)          3,102,748
  Corporate Debt Securities                                    799,271             36,238                  0            835,509
                                                        ---------------    ---------------    ---------------     --------------
    Total Debt Securities                                   13,539,867            220,618           (45,104)         13,715,381
 Equity Securities:
  Federal Home Loan Bank Stock, at Cost                        402,500                  0                  0            402,500
                                                        ---------------    ---------------    ---------------     --------------
                                                     $      13,942,367  $         220,618  $        (45,104)   $     14,117,881
                                                        ===============    ===============    ===============     ==============


                                                                       Investment Securities Available for Sale
                                                        ------------------------------------------------------------------------
                                                                               Gross              Gross             Estimated
                                                          Amortized          Unrealized         Unrealized            Fair
                                                             Cost              Gains              Losses              Value
                                                        ---------------    ---------------    ---------------     --------------
December 31, 2000:
 Debt Securities:
  U.S. Treasury Securities and Obligations of
   U.S. Government Corporations and Agencies         $       5,322,211  $          31,075  $        (52,486)   $      5,300,800
  Mortgage-Backed and Related Securities                     5,095,820             25,840           (13,906)          5,107,754
  Obligations of States and
   Political Subdivisions                                    1,504,278             34,308                  0          1,538,586
  Corporate Debt Securities                                    797,362             11,272                  0            808,634
                                                        ---------------    ---------------    ---------------     --------------
    Total Debt Securities                                   12,719,671            102,495           (66,392)         12,755,774
 Equity Securities:
  Federal Home Loan Bank Stock, at Cost                        229,600                  0                  0            229,600
                                                        ---------------    ---------------    ---------------     --------------
                                                     $      12,949,271  $         102,495  $        (66,392)   $     12,985,374
                                                        ===============    ===============    ===============     ==============


                                      F-12

                                                                        Investment Securities Held to Maturity
                                                        ------------------------------------------------------------------------
                                                                               Gross              Gross             Estimated
                                                          Amortized          Unrealized         Unrealized            Fair
                                                             Cost              Gains              Losses              Value
                                                        ---------------    ---------------    ---------------     --------------
December 31, 2000:
 Debt Securities:
  U.S. Treasury Securities and Obligations of
   U.S. Government  Corporations and Agencies        $       1,000,000  $               0  $         (2,435)   $        997,565
                                                        ===============    ===============    ===============     ==============


The amortized  cost and estimated  fair value of debt  securities as of December
31, 2001, by contractual maturity, are as follows:


                                                                                                     Available for Sale
                                                                                              ----------------------------------
                                                                                                                    Estimated
                                                                                                Amortized             Fair
                                                                                                   Cost               Value
                                                                                              ---------------     --------------

Due in One Year or Less                                                                    $       1,072,560   $      1,094,755
Due After One Year Through
 Five Years                                                                                        1,917,143          1,993,606
Due After Five Years Through
 Ten Years                                                                                         3,803,686          3,844,395
Due After Ten Years                                                                                6,746,478          6,782,625
                                                                                              ---------------     --------------
                                                                                           $      13,539,867   $     13,715,381
                                                                                              ===============     ==============

For purposes of the maturity table, mortgage-backed and related securities, which are not due at a single maturity date, have been allocated over maturity groupings based on their contractual maturities. The mortgage-backed and related securities may mature earlier than their contractual maturities because of principal prepayments.

Proceeds from sales of investment securities classified as available for sale totaled $1,114,035 during the year ended December 31, 2001 ($740,156 in 2000 and $1,918,752 in 1999). Gross gains of $12,827 ($0 in 2000 and $3,617 in 1999) and gross losses of $0 ($7,050 in 2000 and $3,667 in 1999) were realized by the Bank during the year ended December 31, 2001. The Bank did not sell any investment securities classified as held to maturity during the years ended December 31, 2001, 2000 and 1999. In addition, the Bank did not transfer any investment securities between categories during the years ended December 31, 2001, 2000 and 1999.

Investments with a total estimated fair value (which approximates book value) of approximately $3,405,000 as of December 31, 2001 ($1,500,000 in 2000) were pledged to secure deposits of public and private funds.


NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

The Bank provides mortgage, commercial, and consumer lending services to businesses and individuals primarily in the Anderson and Knox County areas. A summary of loans as of December 31, 2001 and 2000 is as follows:

                                                                                                2001                 2000
                                                                                           ----------------    -----------------
Loans Secured by Real Estate:
 Commercial Properties                                                                  $        5,604,976  $         5,481,512
 Construction and Land Development                                                               5,350,935            4,019,480

 Residential and Other Properties                                                               27,562,265           22,927,462
                                                                                           ----------------    -----------------
  Total Loans Secured by Real Estate                                                            38,518,176           32,428,454

Commercial and Industrial Loans                                                                 14,086,253           11,969,174
Consumer Loans and Other                                                                        15,412,480           11,505,689
                                                                                           ----------------    -----------------
                                                                                                68,016,909           55,903,317
Less:  Allowance for Loan Losses                                                                 (811,488)            (694,351)
           Unearned Loan Fees                                                                     (90,424)             (46,100)
                                                                                           ----------------    -----------------
                                                                                        $       67,114,997  $        55,162,866
                                                                                           ================    =================

Loans held for sale represent individual real estate loans originated for the purpose of selling the loans to one of several third party purchasers with which the Bank does business. These loans are sold without recourse and the Bank receives certain fees for originating the loans.

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. These financial instruments are recorded in the financial statements when they become payable. Outstanding letters of credit were approximately $633,000 as of December 31, 2001 ($278,000 as of December 31, 2000). Unadvanced lines of credit and commitments to extend credit were approximately $15,075,000 as of December 31, 2001 ($10,109,000 as of December 31, 2000). Of the total outstanding letters of credit and unadvanced lines and commitments as of December 31, 2001 approximately $13,188,000, were secured, primarily by real estate ($7,071,000 in 2000).

From time to time, the Bank provides credit to its executive officers, directors, and their affiliates. Such transactions are made on the same terms as those prevailing for comparable transactions with other borrowers and do not represent more than a normal risk of collection. Loans to executive officers, directors, and their affiliates are as follows:

                                                                                                2001                 2000
                                                                                           ----------------    -----------------
Loans at Beginning of Year                                                              $          909,074  $           688,445
 Disbursements                                                                                   1,357,763              539,935
 Repayments                                                                                      1,473,371              319,306
                                                                                           ----------------    -----------------
Loans at End of Year                                                                    $          793,466  $           909,074
                                                                                           ================    =================


The transactions in the allowance for loan losses are as follows:

                                                                           2001                 2000                 1999
                                                                      ----------------     ----------------    -----------------
Balance, Beginning of Year                                         $         694,351    $         662,101   $          482,430
Charge-offs                                                                  (50,785)            (113,160)             (43,510)
Recoveries                                                                     4,422                2,410               29,197
Provision - Charged to Expense                                               163,500              143,000              193,984
                                                                      ----------------     ----------------    -----------------
Balance, End of Year                                               $         811,488    $         694,351   $          662,101
                                                                      ================     ================    =================

The Bank had approximately $346,000 in 2001 ($49,000 in 2000) of loans past due ninety days or more and still accruing interest, and approximately $145,000 in loans on which the accrual of interest had been discontinued as of December 31, 2001 ($595,000 in 2000).

As of December 31, 2001, the Bank had approximately $200,000 in loans specifically classified as impaired ($689,000 in 2000). The allowance for loan losses related to impaired loans amounted to approximately $45,000 as of December 31, 2001 ($143,000 in 2000).

NOTE 4 - PREMISES AND EQUIPMENT

A summary of premises and equipment is as follows:

                                                                                                2001                 2000
                                                                                           ----------------    -----------------
Land                                                                                    $        1,148,074  $           850,360
Buildings                                                                                        1,971,523                    0
Leasehold Improvements                                                                              11,436               66,640
Furniture, Fixtures, and Equipment                                                                 692,502              410,986
Construction in Progress - Main Office                                                                   0            1,624,798
                                                                                           ----------------    -----------------
                                                                                                 3,823,535            2,952,784
Less Accumulated Depreciation                                                                      361,722              293,745
                                                                                           ----------------    -----------------
                                                                                        $        3,461,813  $         2,659,039
                                                                                           ================    =================

NOTE 5 - ACCRUED INTEREST RECEIVABLE

A summary of accrued interest receivable is as follows:

                                                                                                 2001                 2000
                                                                                            ----------------    -----------------
Investment Securities                                                                    $          158,350  $           163,156
Loans                                                                                               385,820              343,386
                                                                                            ----------------    -----------------
                                                                                         $          544,170  $           506,542
                                                                                            ================    =================

NOTE 6 - DEPOSITS



A summary of deposits is as follows:

                                                                                                 2001                 2000
                                                                                            ----------------    -----------------
Demand Deposits:
 Noninterest-Bearing Accounts                                                            $        5,573,367  $         5,358,639
 NOW and MMDA Accounts                                                                           26,139,861           20,013,173
 Savings Accounts                                                                                 1,348,343            1,199,375
                                                                                            ----------------    -----------------
  Total Demand Deposits                                                                          33,061,571           26,571,187
                                                                                            ----------------    -----------------

Term Deposits:
 Less Than $100,000                                                                              30,118,621           29,973,382
 $100,000 or More                                                                                12,651,118           11,727,738
                                                                                            ----------------    -----------------
  Total Term Deposits                                                                            42,769,739           41,701,120
                                                                                            ----------------    -----------------
                                                                                         $       75,831,310  $        68,272,307
                                                                                            ================    =================

As of December 31, 2001, the scheduled maturities of certificates of deposits are as follows:

           2002                                       $        25,063,959
           2003                                                13,404,152
           2004                                                 1,821,434
           2005                                                 1,727,954
           2006 and thereafter                                    752,240
                                                          ----------------
                                                      $        42,769,739
                                                          ================


NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE



The bank sold certain investment securities with agreements to repurchase primarily on an overnight basis to selected depositors throughout the 2001 year. The balances as of December 31, 2001 and 2000 were $0 and $0, respectively.

Securities sold under agreements to repurchase averaged approximately $547,000 and $0 during 2001 and 2000, respectively. The maximum amounts outstanding at any month-end during 2001 and 2000 were approximately $2,092,000 and $0, respectively.


NOTE 8 - ADVANCES FROM FEDERAL HOME LOAN BANK


In 1997, the Bank obtained advances from the Federal Home Loan Bank of Cincinnati (FHLB) with interest payable monthly at 6.32% to 6.75% and maturity in 2002. In 2000, the Bank obtained additional advances from the FHLB with interest payable monthly at 1.90% to 6.22% and maturities in 2009 and 2010. The Bank also obtained additional advances from the FHLB in 2001 with interest payable monthly at 3.60% to 5.09% and maturities in 2011. Interest expense associated with the advances from the FHLB totaled $239,599 for the year ended December 31, 2001 (131,447 in 2000 and $80,527 in 1999). Pursuant to collateral agreements with the FHLB, the advances are secured by the Bank's FHLB stock and certain first mortgage loans. Also, during 2001, the Bank entered into a Cash Management Advance (CMA) agreement with the FHLB with maximum borrowings of $6,000,000 expiring in July 2002. The Bank selected a variable rate of interest on each 90-day advance.

NOTE 9 - INTEREST EXPENSE

A summary of interest expense is as follows:

                                                                           2001                 2000                 1999
                                                                      ----------------     ----------------    -----------------
NOW and MMDA Accounts                                             $           572,163  $           625,732  $           495,710
Savings Accounts                                                               20,391               20,134               20,167
Term Deposits                                                               2,453,750            2,348,443            1,782,458
FHLB Advances and Repurchase Agreements                                       271,473              131,447               80,852
                                                                      ----------------     ----------------    -----------------
 Total Interest Expense                                           $         3,317,777  $         3,125,756  $         2,379,187
                                                                      ================     ================    =================

NOTE 10 - INCOME TAXES

Income taxes as shown in the statements of income differ from the amounts computed using the statutory federal income tax rate as follows:

                                                2001                            2000                             1999
                                    -----------------------------    ----------------------------     ----------------------------
                                                      Percent                          Percent                          Percent
                                                         of                              of                               of
                                                       Pretax                          Pretax                           Pretax
                                      Amount           Income          Amount          Income           Amount          Income
                                    ------------    -------------    ------------    ------------     ------------    ------------
Federal income tax at
 statutory rate                  $      270,960         34.0 %   $      183,507         34.0 %     $     148,194           34.0 %
Change in deferred tax
 valuation allowance                    (25,219)        (3.1)           (21,308)        (4.0)            (28,922)          (6.6)
State income tax and
 other, net                              24,026          3.0            (11,727)        (2.2)              7,689            1.7
                                    ------------    -------------    ------------    ------------     ------------    ------------
                                 $      269,767         33.9 %   $      150,472         27.8 %     $     126,961           29.1 %
                                    ============    =============    ============    ============     ============    ============
Income taxes consist of:

Current                          $      345,511                  $      166,632                    $     203,876
Deferred (Benefit)                      (75,744)                        (16,160)                         (76,915)
                                    ------------                     ------------                     ------------
                                 $      269,767                  $      150,472                    $     126,961
                                    ============                     ============                     ============


The tax effect of each type of temporary difference and carryfoward that give rise to deferred tax assets and liabilities is as follows:

                                                                                                 2001                 2000
                                                                                            ----------------    -----------------
Deferred Tax Assets:
 Allowance for Loan Losses                                                               $          244,185  $           203,789
 Conversion to Cash Basis                                                                            53,258               30,368
                                                                                            ----------------    -----------------
  Total Deferred Tax Assets                                                                         297,443              234,157
                                                                                            ----------------    -----------------

Deferred Tax Liabilities:
 Depreciation                                                                                        17,265               23,216
 FHLB Stock Dividends                                                                                25,560               16,702
 Discount Accretion                                                                                  13,891                5,339
 Unrealized Holding Gains on Investment Securities Available for Sale                                65,301               13,719
 State Tax                                                                                            6,815                5,513
                                                                                            ----------------    -----------------
  Total Deferred Tax Liabilities                                                                    128,832               64,489
                                                                                            ----------------    -----------------
                                                                                                    168,611              169,668
   Valuation Allowance                                                                                    0             (25,219)
                                                                                            ----------------    -----------------
    Net Deferred Tax Assets                                                              $          168,611  $           144,449
                                                                                            ================    =================

Realization of net deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences are expected to reduce taxable income. The valuation allowance is provided until it is likely that the full amount of net deferred tax assets will be realized.

NOTE 11 - PROFIT SHARING PLAN

Contributions to the profit sharing plan, determined annually at the discretion of the Bank's Board of Directors, were $20,108, $17,258, and $23,100 for the years ended December 31, 2001, 2000, and 1999, respectively.



NOTE 12 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to Risk-Weighted Assets (as defined), and of Tier I capital (as defined) to Average Assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.


As of December 31, 2001, the Bank is categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that date that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table. All amounts are in thousands of dollars.

                                                                                                               To Be Well
                                                                                 To Comply With             Capitalized Under
                                                                                Minimum Capital             Prompt Corrective
                                                         Actual                   Requirements              Action Provisions
                                                 ------------------------    -----------------------     ------------------------
                                                    Amount         Ratio        Amount        Ratio         Amount         Ratio
                                                 ----------    ----------    ----------     --------     ----------    ----------
As of December 31, 2001:
Total Capital
 (to Risk-Weighted Assets)                    $      7,586         11.1%  $      5,462         8.0%   $      6,827         10.0%
Tier I Capital
 (to Risk-Weighted Assets)                    $      6,775          9.9%  $      2,731         4.0%   $      4,096          6.0%
Tier I Capital
 (to Average Assets)                          $      6,775          7.6%  $      4,435         5.0%   $      4,435          5.0%

As of December 31, 2000:
Total Capital
 (to Risk-Weighted Assets)                    $      6,937         12.3%  $      4,498         8.0%   $      5,623         10.0%
Tier I Capital
 (to Risk-Weighted Assets)                    $      6,243         11.1%  $      2,249         4.0%   $      3,374          6.0%
Tier I Capital
 (to Average Assets)                          $      6,243          8.3%  $      3,757         5.0%   $      3,757          5.0%

NOTE 13 - DIRECTORS STOCK OPTIONS AND OTHER BENEFITS

In 1995, the Bank awarded nontransferable stock options to certain directors and advisory directors. These options provided for the purchase of 105,000 shares at a price of $10 per share for options exercised prior to May 23, 1998, and $12 per share for options exercised after May 23, 1998. Additionally the options provided for the conversion of options into shares based on the fair value of the options at the date of conversion. During 2000, 2,500 options were exercised in cash and 2,167 options were converted to shares of stock. Unexercised options totalling 46,833 expired in May 2000.

The Bank has entered into an employment agreement with its president, for a minimum annual salary and other related benefits.

NOTE 14 - KEY EMPLOYEES STOCK OPTION PLAN

In March 1996 the board of directors approved a stock option plan to provide key employees with additional incentive to contribute to the best interests of the Bank. The Plan terminates in ten years, or sooner at the board's discretion. The board of directors also has discretion concerning which eligible persons shall be granted options, the term of each granted option, and the number of shares for which each option shall be granted. Options must be exercised within ten years from the date they are granted and must include a price per share of at least 85% to 110% of the fair value of the Bank's common stock on the date the option is granted. The board of directors has reserved 19,457 shares of common stock for issuance during the term of the Plan. In 1999, the board of directors awarded a total of 14,600 options at an exercise price of $16 per share, 12,700 of which were vested as of December 31, 2001 (10,800 options vested in 2000).


NOTE 15 - LEASE COMMITMENTS/RELATED PARTY

The Bank leases certain office facilities and office equipment. These leases are classified as operating leases and provide for monthly lease payments over 12 to 60 months. Total lease expense under noncancellable operating leases for the years ended December 31, 2001, 2000, and 1999 totaled $55,065, $113,597, and
$85,541, respectively, of which $12,000 was paid to a related party in 2001 ($48,000 in 2000 and $41,600 in 1999). The Bank no longer leases any office facilities from a related party with the completion of the new main office facility in 2001.

Future minimum rental payments under all noncancellable operating leases as of December 31, 2001 are as follows:



           2002                             $          18,273
           2003                                         4,315
           2004                                         3,756
           2005                                         3,756
           2006                                         3,130
                                               ---------------
                                            $          33,230
                                               ===============

NOTE 16 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

The Bank's primary business activity is with customers located within East Tennessee. As of December 31, 2001, the Bank had concentrations of loans secured by commercial properties and residential and other properties. The usual risk associated with such concentrations is generally mitigated by being spread over several hundred unrelated borrowers and by adequate collateral loan-to-value ratios.



NOTE 17 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (SFAS No. 107), which requires the Bank to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statements of financial condition, for which it is practicable to estimate fair value.

According to SFAS No. 107, a financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that both: (1) imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity, or to exchange other financial instruments on potentially unfavorable terms with the second entity, and (2) conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity, or to exchange other financial instruments on potentially favorable terms with the first entity.

SFAS No. 107 also states that the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market prices in an active market, if available, are the best evidence of the fair value of financial instruments. For financial instruments that do not trade regularly, management's best estimate of fair value is based on either the quoted market price of a financial instrument with similar characteristics or on valuation techniques such as the present value of estimated future cash flows using a discount rate commensurate with the risks involved.

For the Bank, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined above. However, a large majority of those assets and liabilities do not have an active trading market nor are their characteristics similar to other financial instruments for which an active trading market exists. In addition, it is the Bank's practice and intent to hold the majority of its financial instruments to maturity and not to engage in trading or sales activities. Therefore, much of the information as well as the amounts disclosed below are highly subjective and judgmental in nature. The subjective factors include estimates of cash flows, risk characteristics, credit quality, and interest rates, all of which are subject to change. Because the fair value is estimated as of December 31, 2001 and 2000, the amounts that will actually be realized or paid upon settlement or maturity of the various financial instruments could be significantly different.

The estimates of fair value are based on existing financial instruments without attempting to estimate the value of anticipated future business or activity nor the value of assets and liabilities that are not considered financial instruments. For example, the value of mortgage loan servicing rights and the value of the Bank's long-term relationships with depositors, commonly known as core deposit intangibles, have not been considered in the estimates of fair values presented below. In addition, the tax implications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been included in the estimated fair values below.

The following methods and assumptions were used to estimate the fair value of the following classes of financial instruments:

Cash and Cash Equivalents - Cash and cash equivalents include cash and due from banks and federal funds sold. For these short-term instruments, the recorded book value is a reasonable estimate of fair value.

Investment Securities - Quoted market prices are used to determine the estimated fair value of investment securities.

Net Loans - The estimated fair value of fixed rate mortgage loans and commercial loans are calculated by discounting future cash flows to their present value. Future cash flows, consisting of both principal and interest payments, are discounted using current Bank rates for similar loans with similar maturities.

The estimated fair value of variable rate loans is considered equal to recorded book value.

Fixed rate installment loans have an average maturity of less than three years, a relatively stable average interest rate, and a variety of credit risks associated with them. The fair value of these loans is estimated by discounting future estimated cash flows to their present value using current Bank rates for similar loans with similar maturities.

The estimated fair value of the allowance for loan losses is considered to be recorded book value. Additionally, the credit exposure known to exist in the loan portfolio is embodied in the allowance for loan losses.

Deposits - The estimated fair value of demand, savings, NOW, and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar maturities.

Advances From Federal Home Loan Bank - For advances that are fixed rate and fixed maturity liabilities, their fair value is estimated using rates currently available to the Bank for debt with similar terms and remaining maturities. Book value approximates market value for advances that have variable rates.

Off-Balance-Sheet Loan Commitments - The fair value of loan commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The fair value of these items is not material to the Bank as of December 31, 2001 and 2000.

The recorded book value and estimated fair value of the Bank's financial instruments as of December 31, 2001 and 2000 are as follows:

                                                                         2001                                 2000
                                                            --------------------------------    ---------------------------------
                                                              Recorded         Estimated          Recorded           Estimated
                                                             Book Value        Fair Value        Book Value         Fair Value
                                                            -------------    ---------------    --------------     --------------
FINANCIAL ASSETS:
Cash and Cash Equivalents                                $     2,084,774  $       2,084,774  $      6,074,354   $      6,074,354
Investment Securities                                    $    14,117,881  $      14,117,881  $     13,985,374   $     13,982,939
Net Loans                                                $    67,114,997  $      67,364,635  $     55,162,866   $     54,878,763
Loans Held for Sale                                      $     2,613,750  $       2,613,750  $              0   $              0

FINANCIAL LIABILITIES:
Deposits                                                 $    75,831,310  $      76,835,051  $     68,272,307   $     68,402,152
Advances From Federal
 Home Loan Bank                                          $     6,755,000  $       6,755,000  $      3,500,000   $      3,500,000


                                     TnBank
                             Condensed Balance Sheet

                                                                March 31, 2002
                                                                  (Unaudited)           December 31, 2001
                                                           ---------------------------------------------------
Assets
Cash and due from banks                                     $           1,413          $         2,085
Federal funds sold                                                      5,300                        -
                                                           ---------------------------------------------------
Cash and cash equivalents                                               6,713                    2,085
Investment Securities:
Available for sale (at fair value)                                     13,539                   14,118
Held to maturity (at amortized cost)                                        -                        -
Loans, net                                                             72,042                   67,115
Loans Held for Sale, at Fair Value                                        874                    2,614
Banking premises and equipment, net                                     3,431                    3,462
Accrued interest receivable                                               553                      544
Other real estate owned                                                     -                        -
Prepaid expenses and other assets                                         356                      223

                                                           ---------------------------------------------------
Total Assets                                                $          97,508         $         90,161
                                                           ===================================================

Liabilities and Stockholders Equity
Deposits                                                    $          84,872         $         75,831
Advances from the Federal Home Loan Bank                                5,000                    6,755
Securities sold under agreements to repurchase                              -                        -
Accrued interest payable                                                  445                      407
Other liabilities                                                         213                      283

                                                           ---------------------------------------------------
Total Liabilities                                           $          90,530         $         83,276
                                                           ===================================================

Stockholders Equity:
Common stock, $1.00 par value, 2,000,000
  shares authorized 534,030 issued and outstanding                        534                      534
Capital in excess of par value                                          5,243                    5,243
Retained Earnings                                                       1,141                      998
Accumulated other comprehensive income                                     60                      110

                                                           ---------------------------------------------------
Total Stockholders Equity                                   $           6,978         $          6,885
                                                           ===================================================
                                                           ---------------------------------------------------
Total Liabilities and Stockholders Equity                   $          97,508         $         90,161
                                                           ===================================================

The accompanying notes are an integral part of these financial statements

                                     TnBank
                         Condensed Statements of Income
                                   (in thousands except for per share amounts)
                                   (Unaudited)
                                                                      For the three months ended March 31,
                                                                         2002                     2001
                                                               ---------------------------------------------------
Interest Income:
Loans, including fees                                           $       1,303           $        1,249
Investment securities                                                     186                      229
Federal funds sold                                                          6                       41
                                                               ---------------------------------------------------
     Total interest income                                              1,495                    1,519

Interest Expense:
Deposits                                                                  607                      798
Advances from the Federal Home Loan Bank and other borrowings              69                       73
                                                               ---------------------------------------------------
Total interest expense                                                    676                      871

Net interest income                                                       819                      648
Provision for loan losses                                                  78                       20
                                                               ---------------------------------------------------
Net interest income after provision for loan losses                       741                      628

Non-interest income
Service charges on deposit accounts                                        71                       58
Gains on sale of mortgage loans held for sale                              96                       39
Net gains (losses) on sales of investment securities available
for sale                                                                   (1)                       1
Other income                                                               14                        8
                                                               ---------------------------------------------------
Total non-interest income                                                 180                      106

Non-interest expense
Salaries and employee benefits                                            344                      286
Net occupancy expense                                                      95                       89
Data processing fees                                                       57                       45
Advertising and promotion                                                  22                       23
Office supplies and postage                                                39                       26
Legal and professional                                                     15                       17
Other                                                                     124                       81
                                                               ---------------------------------------------------
Total non-interest expense                                                696                      567

Income before income tax expense                                          225                      167
Income tax expense                                                         82                       54
                                                               ---------------------------------------------------
Net Income                                                      $         143            $         113
                                                               ===================================================

Basic Earnings per Common Share                                  $       0.27             $       0.21

Diluted Earnings per Common Share                                $       0.27             $       0.21

Weighted average common shares (Denominator Basic EPS)                534,030                  534,030
Dilutive effect of stock options                                          859                        -
                                                               ---------------------------------------------------
Weighted average common shares and common stock equivalents
(Denominator Diluted EPS)                                             534,889                  534,030


The accompanying notes are an integral part of these financial statements.

                                     TnBank
              Condensed Statement of Changes in Shareholders Equity
                    For the three months ended March 31, 2002
                                 (In Thousands)
                                   (Unaudited)

                                                                                        Accumulated
                                                           Capital in                      Other          Total
                                               Common      Excess of     Retained      Comprehensive   Shareholders
                                                Stock      Par Value     Earnings      Income (Loss)      Equity
                                              -----------------------------------------------------------------------
Balances at December 31, 2001                  $     534   $   5,243   $    998      $        110     $      6,885

Net income                                                                  143                                143

Other comprehensive income (loss)                                                             (50)             (50)
                                              -----------------------------------------------------------------------
Balances at March 31, 2002                     $     534   $   5,243   $  1,141      $         60     $      6,978
                                              =======================================================================

                                     TnBank
                        Condensed Statement of Cash Flows
                For the nine months ended March 31, 2002 and 2001
                                 (In Thousands)
                                   (Unaudited)

                                                                                             2002          2001
                                                                                       -----------------------------
Cash Flows from Operating Activities:
Net Income                                                                              $     143       $     113
Adjustments  to  reconcile   net  income  to  net  cash  provided  by  operating
   activities:
Provision for loan losses                                                                      78              20
Amortization of premium on investment securities,
   net of accretion of discount                                                                10              (4)
Depreciation                                                                                   38              22
Loss on sale of other real estate owned                                                         -               -
Net (gain) loss on sale of available for sale securities                                        1              (1)
Stock dividends on FHLB Stock                                                                  (5)             (4)
Changes in operating assets and liabilities:
Accrued interest receivable                                                                    (9)            (23)
Other assets                                                                                 (103)             34
Accrued interest payable and other liabilities                                                (32)             (8)
                                                                                       -----------------------------
     Net cash provided by operating activities                                                121             149
                                                                                       -----------------------------
Cash Flows from Investing Activities:
Proceeds from sales of available for sale investment securities                             1,003             251
Proceeds from maturities and calls of available for sale investment securities              1,243             661
Proceeds from maturities and calls of held to maturity investment securities                    -             750
Purchases of available for sale investment securities                                      (1,753)         (2,246)
Purchases of held to maturity investment securities                                             -               -
Loans originated, net of payments received                                                 (5,005)         (2,019)
Additions to banking premises and equipment                                                    (7)           (779)
Proceeds from sale of other real estate owned                                                   -               -
Net (increase) decrease in loans held for sale                                              1,740          (1,063)
                                                                                       -----------------------------
     Net cash used in investing activities                                                 (2,779)         (4,445)
                                                                                       -----------------------------
Cash Flows from Financing Activities:
Increase in deposits, net                                                                   9,041             148
Exercise of stock options                                                                       -               -
Proceeds from FHLB Advances and other borrowings, net of principal repayments              (1,755)          1,169
                                                                                       -----------------------------
Net cash provided by financing activities                                                   7,286           1,317
                                                                                       -----------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                                        4,628          (2,979)

Cash and Cash Equivalents, Beginning of Period                                              2,085           6,074
                                                                                       -----------------------------
Cash and Cash Equivalents, End of Period                                                $   6,713       $   3,095
                                                                                       =============================
Supplementary Disclosure of Cash Flow Information:
Interest paid on deposit accounts and Federal Home Loan Bank advances                         638             892
Income taxes paid                                                                              98              12

Supplementary Disclosures of Noncash Investing Activities:
Change in unrealized gain (loss) on available for sale investment securities                  (80)            211
Change in deferred tax associated with unrealized gain (loss) on investment
   securities available for sale                                                              (30)             78
Change in net unrealized gain (loss) on available for sale investment securities              (50)            133

The accompanying notes are an integral part of these financial statements.

                                     TnBank
                  Condensed Statements of Comprehensive Income
               For the three months ended March 31, 2002 and 2001
                                 (In Thousands)
                                   (Unaudited)

                                                                                              2002        2001
                                                                                          -------------------------
Net Income                                                                                 $     143   $     113

Other comprehensive income, net of tax:
Unrealized gains/losses on investment securities                                                 (81)        212
Reclassification adjustment for gains/losses included in net income                                1          (1)
Income taxes related to unrealized gains/losses on investment securities                          30         (78)
                                                                                          -------------------------
Other comprehensive income (loss), net of tax                                                    (50)        133
                                                                                          -------------------------
                                                                                          -------------------------
Comprehensive income                                                                       $      93   $     246
                                                                                          =========================





























The accompanying notes are an integral part of these financial statements.

            TNBANK NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
                             March 31, 2002 and 2001


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited quarterly financial statements of TNBank presented herein should be read in conjunction with the audited financial statements of TNBank for the year ended December 31, 2001.

Financial information as of March 31, 2002 and 2001 and the results of operations and cash flows for the three month periods ended March 31, 2002 and 2001 are unaudited, and in the opinion of management reflect all adjustments necessary for a fair presentation of such information. Interim results are not necessarily indicative of results to be expected for the entire year.

ACCOUNTING POLICY CHANGES


In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Bank). SFAS 133 requires all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In June of 1999 the FASB issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities
- Deferral of the Effective Date of FASB Statement No. 133 (SFAS 137). SFAS 137 delays the effective date of SFAS 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. Due to the present limited use of derivative instruments, the adoption of SFAS 133 did not have a significant impact on the Bank's results of operations or its financial position.

In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133." SFAS No. 138 provides several technical amendments to SFAS No. 133. Since the Bank does not hold any derivative instruments or engage in hedging activities, SFAS No. 138 has not had a significant impact on the Bank's financial position and results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment annually. SFAS No. 142 is effective on January 1, 2002. Since the Bank does not prepare consolidated financial statements and does not have any goodwill or other intangible assets, these statements are not expected to have any impact on the Bank's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Since the Bank does not have any legal obligations as described above, this statement is not expected to have any impact on the Bank's financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144. This
statement supercedes SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. This statement is not expected to have a significant impact on the Bank's financial position or results of operations.

COMMITMENTS

As of March 31, 2002, TNBank has outstanding commitments to advance construction funds and to originate loans in the amount of $5.2 million and commitments to advance existing home equity and other credit lines in the amount of $11.7 million. In addition, the Bank has also conveyed $588,000 in standby letters of credit.